UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

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☐   Soliciting Material under §240.14a-12

Peoples Bancorp Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PEOPLES BANCORP INC.
Marietta, Ohio
March 20, 2015

Dear Fellow Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of Peoples Bancorp Inc. ("Peoples") will be held at 10:00 a.m., Eastern Daylight Saving Time, on Thursday, April 23, 2015, in the Ballroom of the Lafayette Hotel, 101 Front Street in Marietta, Ohio (Interstate 77, Ohio exit 1), for the following purposes:

1. To elect the following individuals as directors of Peoples for terms of three years each:

Nominee		Term Will Expire In
Carl L. Baker, Jr.	(for re-election)	2018
George W. Broughton	(for re-election)	2018
Richard Ferguson	(for re-election)	2018
Charles W. Sulerzyski	(for re-election)	2018

2. To consider and vote upon a non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the accompanying proxy statement for the Annual Meeting.

3. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015.

4. To transact any other business that properly comes before the Annual Meeting. Peoples' Board of Directors (the "Board") is not aware of any other business to come before the Annual Meeting.

If you were a holder of record of common shares of Peoples at the close of business on February 25, 2015, you will be entitled to vote in person or by proxy at the Annual Meeting.

You are cordially invited to attend the Annual Meeting. Your vote is important, regardless of the number of common shares you own. Whether or not you plan to attend the Annual Meeting in person, it is important that your common shares be represented. ***Please complete, sign, date and return your proxy card in the postage-paid envelope provided as promptly as possible. Alternatively, refer to the instructions on the proxy card for details about transmitting your voting instructions electronically via the Internet or by telephone.*** Returning the proxy card or transmitting your voting instructions electronically does not deprive you of the right to attend the Annual Meeting and to vote your common shares in person in the manner described in the accompanying proxy statement.

Peoples' 2014 Annual Report to Shareholders, which includes the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, accompanies this notice and the proxy statement for the Annual Meeting.

By Order of the Board,

M. Ryan Kirkham

M. Ryan Kirkham
Corporate Secretary

> ***To obtain directions to attend the Annual Meeting and vote in person,***
> ***please call Investor Relations at 740-374-6136.***

PEOPLES BANCORP INC.
PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 23, 2015

PEOPLES BANCORP INC.
138 Putnam Street
P.O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 23, 2015

GENERAL INFORMATION

We are sending this proxy statement and the accompanying proxy card to you as a shareholder of Peoples Bancorp Inc. ("Peoples") because Peoples' Board of Directors (the "Board") is soliciting your proxy to vote at the Annual Meeting of Shareholders, to be held on Thursday, April 23, 2015, at 10:00 a.m., Eastern Daylight Saving Time (the "Annual Meeting"). The Annual Meeting will be held in the Ballroom of the Lafayette Hotel, 101 Front Street in Marietta, Ohio (Interstate 77, Ohio exit 1). This proxy statement summarizes the information that you will need in order to vote.

Peoples has two wholly-owned subsidiaries: Peoples Bank, National Association ("Peoples Bank") and Peoples Investment Company. Peoples Bank's operating subsidiaries include an insurance agency, Peoples Insurance Agency, LLC, and two asset management companies, PBNA, L.L.C. and Peoples Tax Credit Equity, LLC. Peoples Investment Company also owns a capital management subsidiary, Peoples Capital Corporation. In 2003, Peoples established Peoples Bancorp Foundation, Inc. as an independent charitable foundation to provide financial assistance and grants to local organizations within Peoples' market area.

Mailing

We mailed this proxy statement and the accompanying proxy card on or about March 20, 2015 to all shareholders entitled to vote their common shares at the Annual Meeting. Other than the common shares, there are no voting securities of Peoples outstanding. We also sent with this proxy statement Peoples' 2014 Annual Report to Shareholders, which includes the Annual Report on Form 10‑K for the fiscal year ended December 31, 2014 (the "2014 Annual Report"). **Additional copies of the 2014 Annual Report may be obtained, without charge, by sending a written request to: M. Ryan Kirkham, Corporate Secretary, Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738. A copy of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014, can be obtained through the "SEC Filings - Documents" section of the "Investor Relations" page of Peoples' website at www.peoplesbancorp.com and is also on file with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov.**

SHAREHOLDER PROPOSALS
FOR 2016 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") must be received by the Corporate Secretary of Peoples no later than November 21, 2015, to be eligible for inclusion in Peoples' proxy, notice of meeting, proxy statement and Notice of Internet Availability of Proxy Materials relating to the 2016 Annual Meeting. Peoples will not be required to include in its proxy, notice of meeting, proxy statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board. If a shareholder intends to present a proposal at the 2016 Annual Meeting without inclusion of that proposal in Peoples' proxy materials, and does not notify the Corporate Secretary of Peoples of the proposal by February 4, 2016, or if Peoples meets other requirements of the applicable SEC rules, the proxies solicited by the Board for use at the 2016 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2016 Annual Meeting.

In each case, written notice must be given to Peoples' Corporate Secretary, at the following address: Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention: Corporate Secretary.

Shareholders desiring to nominate candidates for election as directors at the 2016 Annual Meeting must follow the procedures described in the section captioned **"NOMINATING PROCEDURES."**

VOTING INFORMATION

Who can vote at the Annual Meeting?

Only holders of common shares of record at the close of business on February 25, 2015, are entitled to receive notice of and to vote at the Annual Meeting. At the close of business on February 25, 2015, there were 14,893,450 common shares outstanding and entitled to vote. Other than the common shares, there are no voting securities of Peoples outstanding.

Each common share entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting. There is no cumulative voting with respect to the election of directors.

How do I vote?

Your common shares may be voted by one of the following methods:

- by traditional paper proxy card;

- by submitting voting instructions via the website identified on your proxy card;

- by submitting voting instructions by telephone; or

- in person at the Annual Meeting.

Submitting Voting Instructions via the Internet or by Telephone. If you are a shareholder of record (*i.e.*, if your common shares are registered with Peoples in your own name), you may submit voting instructions via the Internet or by telephone, by following the instructions stated on your proxy card. If your common shares are registered in the name of a broker, a financial institution or another nominee (*i.e.*, you hold your common shares in "street name"), your nominee may be participating in a program that allows you to submit voting instructions via the Internet or by telephone. If so, the voting instruction form your nominee sent you will provide instructions for submitting your voting instructions via the Internet or by telephone. The last-dated proxy or voting instructions you submit (by any means) will supersede any previously submitted proxies and voting instructions. Also, if you are a shareholder of record and you submit voting instructions via the Internet or by telephone and later decide to attend the Annual Meeting, you may revoke your previously submitted voting instructions and vote in person at the Annual Meeting.

The deadline for submitting voting instructions via the Internet or by telephone as a shareholder of record is 11:59 p.m., Central Daylight Saving Time, on April 22, 2015. For shareholders whose common shares are registered in the name of a broker, a financial institution or another nominee, please consult the instructions provided by your nominee for information about the deadline for submitting voting instructions via the Internet or by telephone.

Voting in Person. If you attend the Annual Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting.

If you hold your common shares in "street name" through a broker, a financial institution or another nominee, then that nominee is considered the shareholder of record for voting purposes and will give you instructions for voting your common shares. As a beneficial owner, you have the right to direct that nominee how to vote the common shares held in your account. Your nominee may only vote the common shares of Peoples that your nominee holds for you in accordance with your instructions. If you have instructed a broker, a financial institution or another nominee to vote your common shares, the options for revoking your proxy described below do not apply and instead you must follow the instructions provided by your nominee to change your vote.

If you hold your common shares in "street name" and wish to attend the Annual Meeting and vote in person, you must bring an account statement or letter from your broker, financial institution or other nominee authorizing you to vote on behalf of such nominee. The account statement or letter must show that you were the direct or indirect beneficial owner of the common shares on February 25, 2015, the record date for voting at the Annual Meeting.

How do I vote if my common shares are held through the Peoples Bancorp Inc. Retirement Savings Plan?

If you participate in the Peoples Bancorp Inc. Retirement Savings Plan (the "Retirement Savings Plan"), you will be entitled to instruct the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you are such a participant, you will receive a proxy card for the common shares allocated to your account in the Retirement Savings Plan. If you do not provide voting instructions to the trustee of the Retirement Savings Plan by 11:59 p.m., Central Daylight Saving Time, on April 20, 2015, the trustee will not vote the common shares allocated to your account.

How will my common shares be voted?

Those common shares represented by a properly executed proxy card that is received prior to the Annual Meeting or by properly authenticated Internet or telephone voting instructions that are submitted prior to the deadline for doing so, and not subsequently revoked, will be voted in accordance with your instructions by your "proxies" (the individuals named on your proxy card or in the voting instructions). If you submit a valid proxy card prior to the Annual Meeting, or timely submit your voting instructions via the Internet or by telephone, but do not complete the proxy card or voting instructions, your proxy will vote your common shares as recommended by the Board, except in the case of broker non-votes, where applicable, as follows:

- **"FOR"** the election as Peoples directors of the nominees listed on pages 9 through 11 under **"PROPOSAL NUMBER 1: ELECTION OF DIRECTORS"**;

- **"FOR"** the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this proxy statement;

- **"FOR"** the ratification of the appointment of Ernst & Young LLP ("EY") as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015.

No appraisal or dissenters' rights exist for any action proposed to be taken at the Annual Meeting. If any other matters are properly presented for voting at the Annual Meeting, the individuals appointed as proxies will vote on those matters, to the extent permitted by applicable law, in accordance with their best judgment.

How do I change or revoke my proxy?

Shareholders who submit proxies retain the right to revoke them at any time before they are exercised. Unless revoked, the common shares represented by such proxies will be voted at the Annual Meeting. You may revoke your proxy at any time before it is actually exercised at the Annual Meeting by:

- filing a written notice of revocation with the Corporate Secretary of Peoples at 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, which must be received prior to the Annual Meeting;

- executing and returning a later-dated proxy card, which must be received prior to the Annual Meeting;

- if you are a registered shareholder, accessing the designated Internet website prior to the deadline for transmitting voting instructions electronically;

- if you are a registered shareholder, using the designated toll-free telephone number prior to the deadline for transmitting voting instructions electronically; or

- attending the Annual Meeting and giving notice of revocation in person.

Attendance at the Annual Meeting will not, by itself, revoke your proxy.

The last-dated proxy or voting instructions you submit (by any means) will supersede all previously submitted proxies and voting instructions. If you hold your common shares in "street name" and instructed your broker, financial institution or other nominee to vote your common shares and you would like to revoke or change your vote, then you must follow the instructions received from your nominee to change your vote.

If I vote in advance, can I still attend the Annual Meeting?

Yes. You are encouraged to vote promptly, by returning your signed proxy card by mail or by submitting your voting instructions via the Internet or by telephone, so that your common shares will be represented at the Annual Meeting. However, appointing a proxy or submitting voting instructions does not affect your right to attend the Annual Meeting and vote your common shares in person.

What constitutes a quorum and what is the vote required with respect to the proposals to be considered at the Annual Meeting?

Under Peoples' Code of Regulations, a quorum is a majority of the voting shares of Peoples then outstanding and entitled to vote at the Annual Meeting. Other than the common shares, there are no voting shares outstanding. Common shares may be present in person or represented by proxy at the Annual Meeting. Both abstentions and broker non-votes are counted as being present for purposes of determining the presence of a quorum. There were 14,893,450 common shares outstanding and entitled to vote on February 25, 2015, the record date for the Annual Meeting. A majority of the outstanding common shares, or 7,446,726 common shares, present in person or represented by proxy, will constitute a quorum. A quorum must exist to conduct business at the Annual Meeting.

If a proposal is routine, a broker holding common shares for a beneficial owner in street name may vote on the proposal without receiving instructions from the beneficial owner. If a proposal is non-routine, a broker may vote on the proposal only if the beneficial owner has provided voting instructions. A "broker non-vote" occurs when a broker holding common shares for a beneficial owner is unable to vote on a proposal because the proposal is non-routine and the beneficial owner does not provide any voting instructions.

The ratification of the appointment of Peoples' independent registered public accounting firm is the only routine proposal. Each of the other proposals is a non-routine proposal on which a broker may vote only if the beneficial owner has provided voting instructions.

The following sets forth the votes required, and the impact of abstentions and broker non-votes, if any, on the three proposals:

Item	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
Election of Directors	Under Ohio law and Peoples' Code of Regulations, the four nominees for election as directors of Peoples receiving the greatest number of votes "**FOR**" their election will be elected as directors of Peoples in the class whose terms will expire in 2018.	• Common shares as to which the authority to vote is withheld will be counted for quorum purposes but will not affect whether a nominee has received sufficient votes to be elected. • Broker non-votes will not count as a vote on the proposal and will not affect the outcome of the vote.
Approval of Non-Binding Advisory Resolution to Approve Compensation of Peoples' Named Executive Officers	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to approve the non-binding advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in this proxy statement.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal. • Broker non-votes will not be counted in determining whether the proposal has been approved.
Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015.	• Abstentions have the same effect as a vote "**AGAINST**" the proposal.

Peoples' policy is to maintain confidentiality with respect to proxy cards, ballots, voting instructions submitted electronically and voting tabulations that identify individual shareholders. However, exceptions to this policy may be necessary in some instances to comply with applicable legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots, reviewing voting instructions submitted electronically and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

Who pays the costs of proxy solicitation?

Peoples will pay the costs of soliciting proxies on behalf of the Board other than the Internet access and telephone usage charges incurred by a shareholder when voting electronically. Although we are soliciting proxies by mailing these proxy materials to the holders of our common shares, the directors, officers and employees of Peoples and our subsidiaries also may solicit proxies by further mailings, telephone, electronic mail, facsimile, or personal contact without receiving any additional compensation for such solicitations. Arrangements will also be made with brokerage firms, financial institutions and other nominees who are record holders of common shares of Peoples for the forwarding of solicitation materials to the beneficial owners of such common shares. Peoples will reimburse its transfer agent, as well as these brokers, financial institutions and other nominees, for their reasonable out-of-pocket costs in forwarding the proxy materials to the beneficial shareholders.

NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders of Peoples Bancorp Inc. to be Held on April 23, 2015: Peoples' Notice of Annual Meeting of Shareholders, this proxy statement and Peoples' 2014 Annual Report are available at www.peoplesbancorp.com by selecting the "Proxy Statement" or "2014 Annual Report" link as appropriate, next to the caption "Peoples Bancorp Inc. Proxy Materials".

To obtain directions to attend the Annual Meeting and vote in person, please call Investor Relations at 740-374-6136.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 25, 2015 (except as otherwise noted), information concerning the beneficial ownership of common shares by the only persons known by Peoples to be the beneficial owner of more than 5% of Peoples' outstanding common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	865,580 (2)	5.81%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	838,087 (3)	5.63%
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	771,900 (4)	5.18%

(1) The "Percent of Class" computation is based on 14,893,450 common shares outstanding and entitled to vote on February 25, 2015.

(2) Based on information contained in a Schedule 13G amendment, dated February 5, 2015 and filed with the SEC on the same date, on behalf of Dimensional Fund Advisors LP, a registered investment adviser, to report its beneficial ownership of common shares of Peoples as of December 31, 2014. The Schedule 13G amendment reported that Dimensional Fund Advisors LP had sole voting power as to 838,960 common shares and sole investment power as to 865,580 common shares, all of which common shares were held in portfolios of four registered investment companies to which Dimensional Fund Advisors LP furnishes investment advice and of certain other commingled group trusts and separate accounts for which Dimensional Fund Advisors LP serves as investment manager. The common shares reported were owned by the investment companies, trusts and accounts. Dimensional Fund Advisors LP disclaimed beneficial ownership of the reported common shares.

(3) Based on information contained in a Schedule 13G dated January 12, 2015 and filed with the SEC on January 30, 2015, on behalf of BlackRock, Inc., to report the beneficial ownership by its subsidiaries (BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Fund Management Ireland Limited, BlackRock Institutional Trust Company, N.A. and BlackRock Investment Management, LLC) of common shares of Peoples as of December 31, 2014. The Schedule 13G amendment reported that BlackRock, Inc., through its subsidiaries, had sole voting power as to 810,805 common shares and sole investment power as to 838,087 common shares.

(4) Based on information contained in a Schedule 13G amendment dated February 12, 2015 and filed with the SEC on that same date, on behalf of Wellington Management Group LLP to report the beneficial ownership of common shares of Peoples as of December 31, 2014. The Schedule 13G reported that Wellington Management Group LLP had shared voting power and shared investment power as to 771,900 common shares. The Schedule 13G also reported that effective January 1, 2015, Wellington Management Company, LLP, a registered investment adviser, changed its name to Wellington Management Group LLP ("Wellington Management Group") and transferred its United States advisory business to Wellington Management Company LLP, a Delaware limited partnership, and that on the same date, Wellington Management Company LLP registered as an investment adviser with the SEC by succeeding to Wellington

Management Group's SEC registration. The common shares as to which the Schedule 13G was filed were reported to the owner of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group, which was an investment adviser to these clients as of December 31, 2014.

The following table sets forth, as of February 25, 2015, certain information with respect to the common shares beneficially owned by each current director of Peoples (including each nominee for re-election as a director of Peoples), by each individual named in the "**SUMMARY COMPENSATION TABLE FOR 2014**" on page 40 and by all current executive officers and directors of Peoples as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)			Percent of Class (2)
	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options/ SARs Currently Exercisable or Options/SARs First Becoming Exercisable Within 60 Days	Total	
Tara M. Abraham	3,015 (3)	—	3,015	(4)
Carl L. Baker, Jr.	99,923 (5)	3,510	103,433	(4)
George W. Broughton	159,389 (6)	2,955	162,344	1.09%
David F. Dierker	5,000 (7)	—	5,000	(4)
Richard Ferguson	5,383 (8)	2,355	7,738	(4)
James S. Huggins	3,444 (9)	—	3,444	(4)
Dr. Brenda F. Jones	7,646 (10)	1,178	8,824	(4)
Timothy H. Kirtley (11)	11,483 (12)	—	11,483	(4)
Daniel K. McGill (11)	25,875 (13)	—	25,875	(4)
David L. Mead	8,415 (14)	600	9,015	(4)
Susan D. Rector	8,364 (15)	—	8,364	(4)
Carol A. Schneeberger (11)	46,255 (16)	4,798	51,053	(4)
Edward G. Sloane (11)	21,854 (17)	—	21,854	(4)
Charles W. Sulerzyski (11)	56,503 (18)	—	56,503	(4)
Thomas J. Wolf	29,915 (19)	2,355	32,270	(4)
All current directors and executive officers as a group (numbering 16)	498,210 (20)	17,751	515,961	3.46%

(1) Unless otherwise indicated in the footnotes to this table, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the whole common share. The mailing address of each of the current executive officers and directors of Peoples is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

(2) The "Percent of Class" computation is based on the sum of (i) 14,893,450 common shares outstanding and entitled to vote on February 25, 2015 and (ii) the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options and/or stock appreciation rights ("SARs") which are currently exercisable or will first become exercisable within 60 days after February 25, 2015.

(3) Includes 51 common shares held jointly by Tara M. Abraham and her husband, as to which Ms. Abraham exercises shared voting and investment power. Does not include 2,111 common shares accrued to Ms. Abraham's bookkeeping account under the Third Amended and Restated Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (the "Deferred Compensation Plan for Directors"), as to which Ms. Abraham has no voting or investment power.

(4) Reflects beneficial ownership of less than 1% of the outstanding common shares.

(5) Includes 9,507 common shares held in an investment account by Carl L. Baker, Jr., as to which Mr. Baker exercises sole voting and investment power. Includes 8,352 common shares held by B & N Coal, Inc., as to which Mr. Baker exercises shared voting and investment power. Includes (i) 6,943 common shares held by Mr. Baker as Trustee of the

Gilbert Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (ii) 44,924 common shares held by Mr. Baker as Trustee of the Jewell Baker Trust, as to which Mr. Baker exercises sole voting and investment power; (iii) 9,005 common shares held by Mr. Baker as Trustee of the Mary Baker Trust, as to which Mr. Baker exercises sole voting and investment power; and (iv) 5,259 common shares held by Mr. Baker as Trustee of Baker Investments LLC, as to which Mr. Baker exercises sole voting and investment power. Does not include 335 common shares accrued to Mr. Baker's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Baker has no voting or investment power.

(6) Includes 12,186 common shares held in an IRA account by Peoples Bank as custodian, as to which George W. Broughton exercises sole voting and investment power. Does not include 16,333 common shares held of record and beneficially owned by Mr. Broughton's wife, as to which Mr. Broughton has no voting or investment power and disclaims beneficial ownership. Does not include 1,654 common shares accrued to Mr. Broughton's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Broughton has no voting or investment power.

(7) Includes 5,000 common shares held in an investment account by David F. Dierker, as to which Mr. Dierker exercises sole voting and investment power. Does not include 948 common shares accrued to Mr. Dierker's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Dierker has no voting or investment power.

(8) Includes 106 common shares allocated to the account of Richard Ferguson in the Ferguson Consulting, LLC retirement savings plan, as to which Mr. Ferguson has the power to direct the voting and investment. Does not include 9,132 common shares accrued to Mr. Ferguson's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Ferguson has no voting or investment power.

(9) Includes 105 common shares held jointly by James S. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power.   Includes 200 common shares held jointly in an investment account by Mr. Huggins and his wife, as to which Mr. Huggins exercises shared voting and investment power.

(10) Does not include 19,818 common shares accrued to Dr. Brenda F. Jones' bookkeeping account under the Deferred Compensation Plan for Directors, as to which Dr. Jones has no voting or investment power.

(11) Executive officer of Peoples during the 2014 fiscal year and named in the "**SUMMARY COMPENSATION TABLE FOR 2014**" on page 40.

(12) Includes (i) 2,667 unvested restricted common shares which were granted to Timothy H. Kirtley on January 29, 2013 and will vest as described in footnote (3) to the **"OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2014"** table on page 44 (the "Equity Awards Table"); (ii) 2,860 unvested restricted common shares which were granted to Mr. Kirtley on February 4, 2014 and will vest as described in footnote (4) to the Equity Awards Table; and (iii) 3,170 unvested restricted common shares which were granted to Mr. Kirtley on January 29, 2015 and will vest as described in footnote (6) to the Equity Awards Table. Mr. Kirtley has voting power with respect to all of the reported restricted common shares and the right to receive dividends as described in the Equity Awards Table.

(13) Includes 1,833 common shares allocated to the account of Daniel K. McGill in the Retirement Savings Plan, as to which Mr. McGill has the power to direct the voting and investment. Also includes (i) 5,000 unvested restricted common shares which were granted to Mr. McGill on October 30, 2012 and will vest as described in footnote (5) the Equity Awards Table; (ii) 2,333 unvested restricted common shares which were granted to Mr. McGill on January 29, 2013 and will vest as described in footnote (3) to the Equity Awards Table; (iii) 2,860 unvested restricted common shares which were granted to Mr. McGill on February 4, 2014 and will vest as described in footnote (4) to the Equity Awards Table; and (iv) 3,690 unvested restricted common shares which were granted to Mr. McGill on January 29, 2015 and will vest as described in footnote (6) to the Equity Awards Table. Mr. McGill has voting power with respect to all of the reported restricted common shares and the right to receive dividends as described in the Equity Awards Table.

(14) Includes 3,500 common shares held in an investment account by David L. Mead, as to which Mr. Mead exercises sole voting and investment power. Does not include 10,785 common shares accrued to Mr. Mead's bookkeeping account under the Deferred Compensation Plan for Directors, as to which Mr. Mead has no voting or investment power.

(15) Includes 950 common shares held in an investment account by Susan D. Rector, as to which Ms. Rector exercises sole voting and investment power.

(16) Includes 8,728 common shares held jointly by Carol A. Schneeberger and her husband, as to which Ms. Schneeberger exercises shared voting and investment power. Includes 16,231 common shares allocated to the account of Ms. Schneeberger in the Retirement Savings Plan, as to which Ms. Schneeberger has the power to direct the voting and

investment. Also includes (i) 2,667 unvested restricted common shares which were granted to Ms. Schneeberger on January 29, 2013 which vest as described in footnote (3) to the Equity Awards Table; (ii) 2,860 unvested restricted common shares which were granted to Ms. Schneeberger on February 4, 2014 and will vest as described in footnote (4) to the Equity Awards Table; and (iii) 3,900 unvested restricted shares which were granted to Ms. Schneeberger on January 29, 2015 and will vest as described in footnote (6) to the Equity Awards Table. Ms. Schneeberger has voting power with respect to all of the reported restricted common shares and the right to receive dividends as described in the Equity Awards Table.

(17) Includes 7,860 common shares allocated to the account of Edward G. Sloane in the Retirement Savings Plan, as to which Mr. Sloane has the power to direct the voting and investment. Includes 1,000 common shares held in an investment account by Mr. Sloane, as to which Mr. Sloane exercises sole voting and investment power. Also includes (i) 2,334 unvested restricted common shares which were granted to Mr. Sloane on January 29, 2013 and will vest as described in footnote (3) to the Equity Awards Table; (ii) 2,860 unvested restricted common shares which were granted to Mr. Sloane on February 4, 2014 and will vest as described in footnote (4) to the Equity Awards Table; and (iii) 3,900 unvested restricted common shares which were granted to Mr. Sloane on January 29, 2015 and will vest as described in footnote (6) to the Equity Awards Table. Mr. Sloane has voting power with respect to all of the reported restricted common shares and the right to receive dividends as described in the Equity Awards Table.

(18) Includes 10,502 common shares held in an investment account by Charles W. Sulerzyski, as to which Mr. Sulerzyski exercises sole voting and investment power. Also includes (i) 7,404 unvested restricted common shares which were granted to Mr. Sulerzyski on January 29, 2013 and will vest as described in footnote (3) to the Equity Awards Table; (ii) 8,904 unvested restricted common shares which were granted to Mr. Sulerzyski on February 4, 2014 and will vest as described in footnote (4) to the Equity Awards Table; and (iii) 12,851 unvested restricted common shares which were granted to Mr. Sulerzyski on January 29, 2015 and will vest as described in footnote (6) the Equity Awards Table. Mr. Sulerzyski has voting power with respect to all of the reported restricted common shares and the right to receive dividends as described in the Equity Awards Table.

(19) As of February 25, 2015, 20,000 common shares held by Thomas J. Wolf had been pledged as security for a loan.

(20) Includes common shares held jointly by current directors and executive officers with other persons, as well as an aggregate of 25,924 common shares allocated to the accounts of the current executive officers of Peoples in the Retirement Savings Plan. See notes (3), (5) through (10), and (12) through (19) above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Peoples' directors and executive officers, and any persons beneficially holding more than 10 percent of Peoples' outstanding common shares, file statements with the SEC reporting their initial beneficial ownership of common shares and any subsequent changes in their beneficial ownership. Peoples is required to disclose in this proxy statement any late statements, if any statements were not filed within the time periods mandated by the SEC. Based solely on Peoples' review of (i) Section 16(a) statements filed on behalf of these persons for their transactions during Peoples' 2014 fiscal year and (ii) written representations received from these persons that no other Section 16(a) statements were required to be filed by them for transactions during Peoples' 2014 fiscal year, Peoples believes that all Section 16(a) filing requirements applicable to Peoples' executive officers and directors, and persons holding more than 10 percent of Peoples' outstanding common shares, were complied with.

TRANSACTIONS WITH RELATED PERSONS

During the 2014 fiscal year, Peoples Bank entered into banking transactions and lending relationships with certain executive officers and directors of Peoples, with members of their respective immediate families and with corporations or organizations as to which directors of Peoples serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank.

The above loans were subject to Peoples Bank's written policies, procedures and standard underwriting criteria applicable to loans generally, and were made in accordance with the Federal Reserve Board's Regulation O ("Regulation O") requiring prior approval of each loan by the Peoples Bank Board of Directors.

The Board has adopted the Peoples Bancorp Inc. Related Person Transaction Policy (the "Related Person Transaction Policy"), a copy of which can be found on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com.

The purpose of the Related Person Transaction Policy is to set forth the guidelines and procedures under which certain related person transactions must be reviewed and approved or ratified by the Audit Committee. A "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which: (1) Peoples or one of our subsidiaries was, is or will be a party or participant, or had, has or will have a direct or indirect interest; (2) the amount involved exceeds or is expected to exceed $120,000, or if the limitations prescribed by Regulation O apply, such lesser amount, if any, as may be prescribed by Regulation O; and (3) a related person had, has or will have a direct or indirect interest. A "related person" is a person who is or was a director, an executive officer, a nominee for director, or a five percent or greater shareholder of Peoples at any time since the beginning of Peoples' last fiscal year or at the time of the occurrence or at any time during the existence of the transaction, and their immediate family members. Related person transactions deemed pre-approved or ratified, as appropriate, include: (1) transactions where the related person's interest arises solely from ownership of common shares if all shareholders receive the same benefit; (2) transactions involving compensation to an executive officer if the executive officer is not an immediate family member of another executive officer or director of Peoples and the compensation has been approved by the Compensation Committee or the Board; and (3) transactions involving compensation to Peoples' directors if the compensation is required to be reported pursuant to Item 402(k) of SEC Regulation S-K. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Regulation O are also deemed to be pre-approved under the Related Person Transaction Policy.

Under the Related Person Transaction Policy, all related person transactions will be referred to the Audit Committee for review and approval or disapproval. The Audit Committee may approve or ratify a related person transaction only if the Audit Committee determines that the related person transaction is in the best interest of Peoples. In making this determination, the Audit Committee will review and consider all information available to it which it deems relevant, including:

- the related person's interest in the transaction;

- the approximate dollar value of the amount involved in the transaction;

- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of business of Peoples or the applicable subsidiary of Peoples;

- whether the transaction is on terms no less favorable to Peoples or the applicable subsidiary of Peoples than terms that could have been reached with an unrelated third party;

- the purpose of, and the potential benefits to Peoples or the applicable subsidiary of Peoples of, the transaction;

- the impact of the transaction on the related person's independence; and

- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances.

The following transaction was identified and approved by the Audit Committee pursuant to the Related Person Transaction Policy:

- James S. Huggins, who is a director of Peoples, is a partner with Theisen Brock, LPA, a law firm that renders a variety of legal services to Peoples and our subsidiaries. During the 2014 fiscal year, Peoples and our subsidiaries paid Theisen Brock, LPA approximately $104,000 in legal fees and expenses, which were incurred in the ordinary course of business. In addition, Theisen Brock, LPA, either directly or through its wholly-owned title agency subsidiaries, received title examination fees and title insurance premiums totaling approximately $144,000 in connection with the closing of mortgage loans made by Peoples Bank to its customers during the 2014 fiscal year, which fees and premiums were paid by the customers directly to Theisen Brock, LPA. In his capacity as a partner with Theisen Brock, LPA, Mr. Huggins received a portion of the fees and premiums described in this paragraph.

PROPOSAL NUMBER 1:
ELECTION OF DIRECTORS

As of the date of this proxy statement, there were 11 members of the Board: four directors in the class whose terms expire at the Annual Meeting, four directors in the class whose terms will expire at the 2016 Annual Meeting of Shareholders and three directors in the class whose terms will expire at the 2017 Annual Meeting of Shareholders.

Theodore P. Sauber retired from the Board when his term ended at the 2014 Annual Meeting of Shareholders. The Board then fixed the number of directors of Peoples at ten, effective at the 2014 Annual Meeting of Shareholders, to reflect the number of directors remaining on the Board following Mr. Sauber's retirement.

Upon the recommendation of the Governance and Nominating Committee, at the June 26, 2014 Board meeting, the Board fixed the number of directors of Peoples at eleven, increasing the number of directors from ten, and elected David F. Dierker to fill the vacancy created by the increase. Mr. Dierker was elected to the Board, effective June 26, 2014, as a director in the class whose terms continue until the 2016 Annual Meeting of Shareholders. Mr. Dierker had been recommended to the Governance and Nominating Committee by Peoples' Chief Executive Officer.

The Board proposes that each of the four nominees identified below be re-elected for a new three-year term and until the nominee's successor is duly elected and qualified, or until the nominee's earlier resignation, removal from office or death. The Governance and Nominating Committee recommended each nominee for re-election. Proxies cannot be voted at the Annual Meeting for more than four nominees.

Recommendation and Vote Required

The four nominees for election as directors receiving the greatest number of votes **"FOR"** election as a director of Peoples will be elected to serve in the class whose terms expire in 2018. Except in the case of broker non-votes, common shares represented by properly executed and returned proxy cards, properly authenticated Internet and telephone voting instructions that are submitted prior to the deadline for doing so, will be voted as specified or, if no instructions are given, **"FOR"** the election of the Board's nominees. Common shares as to which the authority to vote is withheld and broker non-votes will not be counted toward the election of directors, or toward the election of the individual nominees specified on the proxy card and in the voting instructions.

**THE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE "FOR" THE ELECTION OF ALL NOMINEES LISTED BELOW.**

The following table gives certain information, as of the date of this proxy statement, concerning each nominee for re-election as a director of Peoples. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Nominee	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Carl L. Baker, Jr.	52	President and Chief Executive Officer, B & N Coal, Inc., a mining, reclamation and construction business, located in southeastern Ohio. Co-Owner of Sharon Stone Company, a limestone and slag producer, located in Noble and Washington Counties, Ohio. Owner of Dexter Hardwoods, Inc., a hardwood sawmill, located in Noble County, Ohio. Partner in Belpre Sand & Gravel Company, a sand and gravel operation, located in Little Hocking, Washington County, Ohio.	2000	2018

Mr. Baker's management and leadership in these businesses provide valuable insights into some of the core regional business types served by Peoples, which allows Mr. Baker to help guide Peoples in his role as a director. He brings a diverse business background and executive experience to the Board.

| George W. Broughton | 57 | Owner and President of GWB Specialty Foods, LLC, an ice cream, frozen food, and coffee service distributor. Owner and President of Broughton Commercial Properties, LLC, a commercial properties rental company. Chairman of Broughton Foundation, a nonprofit charitable foundation, and Broughton Park, a park facility owned by the Broughton Foundation and made available to the public. President and Controller of George Broughton Family LLP, an asset management company. Owner and President of GWB Oil & Gas LLC, an independent oil and gas producing company. All of these entities are based in Marietta, Ohio. Director of Peoples Bancorp Foundation, Inc. since December 2003. Mr. Broughton has served as Vice Chairman of the Board of Peoples since July 2013. | 1994 | 2018 |

Mr. Broughton brings substantial experience in various small business ventures representing a number of different industries to the Board. His extensive executive experience and proven general business and leadership skills are valuable to the Board and enhance its overall capabilities. Mr. Broughton's service as a director of Peoples Bank for 24 years allows him to provide valuable perspective to the Board as to issues affecting local and regional businesses in Peoples' market area.

Nominee	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Richard Ferguson	68	Owner of Ferguson Consulting, LLC, a Columbus, Ohio-based professional practice that focuses on business valuations and forensic accounting services. Mr. Ferguson has been a Certified Public Accountant since 1976 and a Certified Valuation Analyst since 1996. Mr. Ferguson has served as Chairman of the Board of Peoples since July 2008 and of Peoples Bank since July 2012.	2004	2018

Mr. Ferguson brings significant financial expertise and business knowledge to the Board, both through his business experience and his professional certifications. His extensive financial experience, expertise and background are also invaluable for the Audit Committee.

Nominee	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Nominee For Term Expiring In
Charles W. Sulerzyski	57	President and Chief Executive Officer of Peoples and Peoples Bank since April 4, 2011. Member of the Board of Managers of Peoples Insurance Agency, LLC since 2011, serving as President from April 2011 to April 2012. Formerly Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010; Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions, from 2000 to 2005; and Executive Vice President, Community Banking Group, at The Provident Bank, Cincinnati, Ohio from 1996 to 2000. Director of Peoples Bancorp Foundation, Inc. since May 2011.	2011	2018

Mr. Sulerzyski's role as President and Chief Executive Officer of Peoples and Peoples Bank provides him with intimate knowledge of the organization and its operations through his day-to-day management responsibilities. In addition, Mr. Sulerzyski's service as a director allows him to share this valuable day-to-day perspective with the full Board. Mr. Sulerzyski's experience as a financial services executive for more than 38 years also allows him to bring extensive industry knowledge in banking, insurance and investment organizations to the Board.

While it is contemplated that all nominees will stand for re-election at the Annual Meeting, if one or more nominees at the time of the Annual Meeting should be unable to serve or for good cause will not serve as a candidate for re-election as a director, the individuals designated as proxies on the proxy card or in the voting instructions will have full discretion to vote the common shares represented by the proxies they hold for the re-election of the remaining nominees and for the election of any substitute nominee or nominees designated by the Board following recommendation by the Governance and Nominating Committee. The Board knows of no reason why any of the nominees named above would be unavailable or unable to serve if re-elected to the Board.

The following table gives certain information, as of the date of this proxy statement, concerning the current directors of Peoples who will continue to serve after the Annual Meeting. Unless otherwise indicated, each individual has had the same principal occupation for more than five years. Each individual also serves as a director of Peoples Bank.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
Tara M. Abraham	48	Chairman and Co-CEO of Accel Inc., a contract packaging company in New Albany, Ohio. Board Member of the Women's Business Enterprise National Council ("WBENC") since 2007.	2012	2017

Ms. Abraham brings to the Board the perspective of an entrepreneur and successful business operator in a market served by Peoples. She is both an accomplished entrepreneur and a dedicated supporter and advocate of women-owned businesses.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
David F. Dierker	57	Retired banking executive with SunTrust Banks, Inc., a financial services company headquartered in Atlanta, Georgia. Mr. Dierker held various senior level positions with SunTrust Banks, Inc. from 1996 to 2013, including serving as Chief Administrative Officer from 2006 to 2013.	2014	2016

Mr. Dierker brings to the Board more than 35 years of experience working with financial institutions, including roles in finance and administration. In his role as Chief Administrative Officer of SunTrust Banks, Inc. he directed a variety of corporate functions, such as human resources, internal audit, business strategy, supplier management, corporate real estate, regulatory reform and corporate communications. His extensive industry experience and financial expertise make him a valuable asset to the Board and, in particular, the Audit Committee and the Risk Committee.

Name	Age	Position(s) Held with Peoples and Our Principal Subsidiaries and Principal Occupation(s)	Director Continuously Since	Term Expiring In
James S. Huggins	58	Shareholder/Partner and attorney-at-law, Theisen Brock, LPA, a law firm located in Marietta, Ohio.	2012	2017

Mr. Huggins has over 33 years of experience as a practicing attorney in the areas of commercial law, creditor's rights, and oil and gas law. In addition to his expertise in these areas, he brings to the Board a wealth of knowledge of the Marietta, Ohio and Parkersburg, West Virginia market areas, having lived and worked in Marietta, Ohio since 1981.

Name	Age	Position(s)	Since	Expiring
Dr. Brenda F. Jones	60	Ophthalmologist, Marietta Healthcare Physicians, Inc., located in Marietta, Ohio. Owner and CEO of Youthtopia LLC, a beverage company, located in Marietta, Ohio since May 2012.	2009	2017

Dr. Jones has effectively led a medical corporation for 22 years as a sole practitioner. She brings leadership and entrepreneurial skills to Peoples and provides a small business owner's perspective to the Board on business and management matters. In addition, Dr. Jones' experience in the medical field brings to the Board valuable insight into an important market segment served by Peoples.

Name	Age	Position(s)	Since	Expiring
David L. Mead	59	Associate Professor on the business faculty of Marietta College, located in Marietta, Ohio, since August 2011. Formerly interim President and Chief Executive Officer of Peoples from August 2, 2010 until April 4, 2011, interim President and Chief Executive Officer of Peoples Bank from August 6, 2010 until April 4, 2011, and interim President of Peoples Insurance Agency, LLC from December 2010 until April 4, 2011. Prior to his service with Peoples and our subsidiaries, Mr. Mead served as Vice President for Business Affairs at Otterbein College, located in Westerville, Ohio, from September 2006 until June 2010; Associate Professor of Finance at Marietta College from August 2004 to September 2006; Chief Financial Officer and Treasurer of First Place Financial Corp., headquartered in Warren, Ohio, from December 2002 to June 2004; and Treasurer of First Place Bank, headquartered in Warren, Ohio, from May 2002 to December 2002. Mr. Mead has been a Certified Public Accountant since 1978.	2006	2016

Mr. Mead's previous role as interim President and Chief Executive Officer of Peoples has provided him with intimate knowledge of the Peoples organization and its operations. Mr. Mead's 25 years of banking experience and his previous executive positions with bank holding companies provide significant value to the collective knowledge of our organization and the Board. His extensive experience, professional certification as a Certified Public Accountant, financial expertise and background are also assets to the Board. In addition, Mr. Mead's service as a director of Peoples Bank since 2005 and Peoples since 2006 has provided valuable perspective to the Board in the areas of financial oversight, audit, accounting, and general financial knowledge relevant to the financial services industry.

Name	Age	Position(s)	Since	Expiring
Susan D. Rector	56	Attorney-At-Law, Partner in the law firm of Ice Miller LLP (formerly Schottenstein, Zox & Dunn Co., LPA) in Columbus, Ohio where she has practiced law since 1987.	2011	2016

Ms. Rector brings to the Board valuable experience as an attorney, practicing primarily in the areas of intellectual property law, information technology law and business transactions, including business formation, restructurings, and mergers and acquisitions. Her extensive experience in assisting both start-up and established businesses with complex technology, information technology and e-commerce issues provide significant value to the Board as the Internet and mobile operations of Peoples Bank continue to grow. Her practice with regulated entities provides experience with compliance issues and governmental oversight. She also has over 22 years experience serving on nonprofit boards where she has focused on trustee nominations, board governance and oversight.

Name	Age	Position(s)	Since	Expiring
Thomas J. Wolf	68	President of seven holding companies for 16 McDonald's Restaurants in Kentucky and West Virginia. Chairman of the Board for Fifth Avenue Broadcasting Co., Inc., a holding company for four radio stations in Huntington, West Virginia.	2004	2016

Mr. Wolf's 40 years of entrepreneurial experience in building and managing a business that employs over 1,000 people in Kentucky and West Virginia is an asset to the Board. This experience allows Mr. Wolf to provide key input to the Board, from a management and marketing perspective, as well as insight into Peoples' Kentucky and West Virginia markets.

There are no family relationships among any of the directors, nominees for election as a director and executive officers of Peoples.

None of the directors or nominees for election as a director of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this proxy statement.

EXECUTIVE OFFICERS

The following individuals serve as the executive officers of Peoples as of the date of this proxy statement. Each executive officer is elected annually and serves at the pleasure of the Board. The age of each executive officer as of the date of this proxy statement, the positions presently held by each executive officer with Peoples and our principal subsidiaries, and each executive officer's individual business experience are set forth below.

Name	Age	Position
Charles W. Sulerzyski	57	President and Chief Executive Officer
Edward G. Sloane	54	Executive Vice President, Chief Financial Officer and Treasurer
Daniel K. McGill	60	Executive Vice President, Chief Commercial Banking Officer
Timothy H. Kirtley	45	Executive Vice President, Chief Credit Officer
Carol A. Schneeberger	58	Executive Vice President, Chief Administrative Officer
Richard W. Stafford	49	Executive Vice President, Sales and Marketing

Mr. Sulerzyski was appointed President and Chief Executive Officer of both Peoples and Peoples Bank on April 4, 2011. Mr. Sulerzyski serves as a member of the boards of Peoples and Peoples Bank, and as a member of the Board of Managers of Peoples Insurance Agency, LLC. From April 2011 to April 2012, he served as President of Peoples Insurance Agency, LLC. Prior to joining Peoples, he served as Regional President of the Great Lakes Region for KeyBank, N.A., a national bank located in Cleveland, Ohio, from 2005 to 2010. From 2000 to 2005, Mr. Sulerzyski was a Managing Director at Marsh & McClennan, Inc., a company located in New York, New York, which provides risk and insurance services and solutions; and from 1996 to 2000, he served as Executive Vice President, Community Banking Group, for The Provident Bank, in Cincinnati, Ohio.

Mr. Sloane, a Certified Public Accountant, joined Peoples in May 2008 when he was appointed as Executive Vice President, Chief Financial Officer and Treasurer of Peoples and Peoples Bank. Prior to joining Peoples, Mr. Sloane served from 2006 to 2008 as Senior Vice President of Strategic Planning and Analysis for WesBanco, Inc., a West Virginia bank holding company located in Wheeling, West Virginia. From 1991 to 2006, Mr. Sloane served as Controller of WesBanco, Inc. He has over 28 years of experience in the financial services industry in various roles of increasing responsibility in the accounting, finance, mergers and acquisitions, asset/liability management, and strategic planning areas.

Mr. McGill joined Peoples in September 2009 when he was appointed Executive Vice President, Chief Commercial Lending Officer of both Peoples and Peoples Bank. In January 2012, Mr. McGill's title was changed to Chief Commercial Banking Officer. Prior to joining Peoples, Mr. McGill worked for FirstMerit Bank, National Association, in Akron, Ohio, starting in 1994, and served as President and Chief Executive Officer of the Central Region of FirstMerit Bank, National Association from 1997 to July 2009.

Mr. Kirtley joined Peoples in August 2011 when he was appointed Executive Vice President, Chief Credit Officer of both Peoples and Peoples Bank. Prior to joining Peoples, he served as Executive Vice President, Chief Credit Officer of Delaware County Bank & Trust Co., in Lewis Center, Ohio, from March 2009 to August 2011. From February 2007 to March 2009, Mr. Kirtley served as Vice President, CRE Regional Credit Officer for Fifth Third Bank in Columbus, Ohio. From 2002 to February 2007, he was Vice President, Regional Credit Officer for U.S. Bank in Columbus, Ohio.

Ms. Schneeberger, a Certified Public Accountant, serves as Executive Vice President, Chief Administrative Officer of Peoples and Executive Vice President, Chief Administrative Officer and Cashier of Peoples Bank, positions she has held since July 2011. From April 1999 to July 2011, she served as Executive Vice President, Operations of Peoples, and from February 2000 to July 2011, she served as Executive Vice President, Operations and Cashier of Peoples Bank. From April 2007 to May 2008, Ms. Schneeberger served as interim Chief Financial Officer and Treasurer of both Peoples and Peoples Bank. From October 1988 to April 1999, Ms. Schneeberger was Vice President of Operations of Peoples. Prior thereto, she was Auditor of Peoples from August 1987 to October 1988 and Auditor of Peoples Bank from January 1986 to October 1988. Ms. Schneeberger joined Peoples Bank in 1977.

Mr. Stafford joined Peoples in February 2010 when he was appointed Executive Vice President, Retail Banking of both Peoples and Peoples Bank. In March 2012, Mr. Stafford's title was changed to Executive Vice President, Sales and

Marketing. Prior to joining Peoples, Mr. Stafford served as Senior Vice President of Retail Banking and Chief Operating Officer of Citizens First Bancorp, Inc., a Michigan bank holding company located in Port Huron, Michigan, from 2005 to January 2010.

None of the executive officers of Peoples is or has been involved in legal proceedings required to be reported or disclosed in this proxy statement.

THE BOARD AND COMMITTEES OF THE BOARD

The Board has adopted the Peoples Bancorp Inc. Corporate Governance Guidelines, a copy of which can be found on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The Board has also adopted the Code of Ethics for Directors, Officers and Employees of Peoples Bancorp Inc. and its Subsidiaries ("Code of Ethics"), a copy of which can also be found on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com.

Independence of Directors

The rules (the "NASDAQ Rules") of The NASDAQ Stock Market LLC ("NASDAQ") require that a majority of the members of the Board be independent directors. The definition of an independent director for purposes of the NASDAQ Rules includes a series of objective criteria, which the Board has used in determining whether its members are independent.

Peoples is led by Charles W. Sulerzyski, who serves as President and Chief Executive Officer and a director, and Richard Ferguson, an independent director who serves as a non-executive Chairman of the Board, a position he has held since July 2008. George W. Broughton, an independent director, serves as a non-executive Vice Chairman of the Board, a position he has held since July 2013. The Board is comprised of Mr. Sulerzyski and ten non-management directors, nine of whom are independent. Peoples believes that the independent directors provide objective oversight of management performance as a key component of efficient corporate governance and overall risk management. The Board has determined that the most effective leadership structure for Peoples is for a different person to serve as each of the Chief Executive Officer and the Chairman of the Board, coupled with independent chairs of each of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Risk Committee. The Board regularly deliberates and discusses what it believes is the appropriate leadership structure and the role and responsibilities of the Chairman of the Board based upon the needs of Peoples in order to provide effective oversight of management.

In addition to considering the objective criteria, as required by the NASDAQ Rules, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual's exercise of independent judgment in carrying out the responsibilities of a director. In making these independence determinations, the Board has reviewed, considered and discussed each director's business and personal relationships, both direct and indirect, with Peoples and our subsidiaries, and the compensation and other payments each director and such director's immediate family members have, both directly and indirectly, received from or made to Peoples and our subsidiaries and presently expect to receive from or make to Peoples and our subsidiaries. Based on that review, consideration and discussion, the Board has determined that at least a majority of its members qualify as independent directors. The Board has further determined that each of the following directors has no financial or personal ties, either directly or indirectly, with Peoples or our subsidiaries (other than compensation received in the individual's capacity as a director of Peoples and our subsidiaries, non-preferential banking relationships in the ordinary course of business with Peoples Bank, ownership of common shares of Peoples as described in this proxy statement and, in the case of Mr. Mead, service for a period of approximately nine months as interim President and Chief Executive Officer of Peoples and Peoples Bank) and thus qualifies as independent: Tara M. Abraham; Carl L. Baker, Jr.; George W. Broughton; David F. Dierker; Richard Ferguson; Dr. Brenda F. Jones; David L. Mead; Susan D. Rector; and Thomas J. Wolf. The Board made the same determination with respect to Theodore P. Sauber during his period of service in the 2014 fiscal year.

The Board has determined that, due to his status as a partner in the law firm of Theisen Brock, LPA, James S. Huggins does not qualify as an independent director either under the applicable NASDAQ Rules or for purposes of Rule 16b-3 under the Exchange Act or Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The amount and variety of work Theisen Brock, LPA performed and continues to perform for Peoples, and Mr. Huggins' role with Theisen Brock, LPA, were recognized and considered by the Board in its evaluation of Mr. Huggins' qualifications as a director.

Charles W. Sulerzyski does not qualify as an independent director because he serves as an executive officer of Peoples and Peoples Bank.

Executive Sessions

In accordance with applicable NASDAQ Rules, the independent directors were given the opportunity to meet in executive session during each meeting of the Board and at such other times as the independent directors deemed necessary. Each executive session is presided over by the Chairman of the Board.

Meetings of the Board and Attendance at Annual Meetings of Shareholders

The Board held a total of 15 meetings during the 2014 fiscal year. Each incumbent director attended 80% or more of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served, in each case during his or her period of service.

Peoples encourages all incumbent directors and director nominees to attend each annual meeting of shareholders. All of the directors serving on the Board at that time attended Peoples' last annual meeting of shareholders held on April 24, 2014.

Committees of the Board

The Board has five standing committees: Audit, Compensation, Executive, Governance and Nominating, and Risk. The Audit Committee and the Risk Committee are charged with the majority of the risk oversight responsibilities of the Board. Each of the standing committees is chaired by a separate independent director. The Risk Committee is the committee providing the primary oversight of significant risks on an enterprise-wide level within all the defined risk categories, as discussed below. However, the Audit Committee's duties do include overseeing a substantial portion of management's actions to address compliance, legal and operational risks. The Compensation Committee evaluates, with Peoples' senior risk officer, all risks posed by Peoples' compensation programs and makes all reasonable efforts required to limit any unnecessary risks these programs pose to Peoples and ensure that the programs do not encourage participants to take unnecessary or excessive risks that threaten the value of Peoples. These evaluations continue in accordance with guidance from applicable federal regulators. The Audit, Compensation and Risk Committees are focused on maintaining our key risks within acceptable tolerances and work in concert to provide enterprise-wide oversight. Each committee's role and its interaction with the full Board regarding the committee's oversight responsibilities are described more fully below. Through these committees and the effective working relationships with management, the Board is able to effectively monitor and maintain an active role in the oversight of the key aspects of the risks to which Peoples is exposed. Peoples believes that this risk oversight structure, coupled with Peoples' leadership structure of having an independent director serve as Chairman of the Board, maximizes the independence and objectivity of the Board in carrying out its functions.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Audit Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. At least annually, the Audit Committee reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board as necessary to reflect changes in regulatory requirements, authoritative guidance and evolving practices. Among other duties set forth in its charter, the Audit Committee is responsible for:

- overseeing the accounting and financial reporting processes of Peoples;

- overseeing the audits of the consolidated financial statements of Peoples;

- appointing, terminating, compensating and overseeing the work of Peoples' independent registered public accounting firm, including resolving any disagreements between Peoples' management and Peoples' independent registered public accounting firm regarding financial reporting;

- pre-approving all audit and non-audit services provided by Peoples' independent registered public accounting firm;

- discussing with management, the auditors performing Peoples' internal audit function (the "Internal Auditors") and Peoples' independent registered public accounting firm the adequacy and effectiveness of the internal controls of Peoples;

- reviewing and concurring in the appointment, replacement, reassignment or dismissal of the Internal Auditors, the scope of the internal audit, and the operation and performance of the Internal Auditors;

- reviewing all transactions with related persons required to be reported to the Audit Committee under the Related Person Transaction Policy for potential conflict of interest situations, and approving such transactions as appropriate;

- reviewing Peoples' earnings press releases, financial information and earnings guidance provided to analysts and rating agencies, and financial statements and related disclosures in Peoples' periodic reports;

- setting hiring policies for employees or former employees of Peoples' independent registered public accounting firm;

- establishing and reviewing the procedures for the receipt, retention and treatment of complaints received by Peoples regarding internal controls or auditing matters;

- reviewing with the Internal Auditors and Peoples' counsel, legal and regulatory matters that may have a material impact on Peoples' consolidated financial statements, related compliance policies of Peoples and compliance with Peoples' Code of Ethics and programs and reports received from regulatory agencies;

- assisting the Board in the oversight of:

  - the performance of Peoples' independent registered public accounting firm, and

  - the independent registered public accounting firm's qualifications and independence;

- preparing the report of the Audit Committee required to be included in Peoples' annual proxy statement;

- preforming the duties required by applicable laws and regulations to be performed by the audit committee for Peoples Bank, in its capacity as a national banking association;

- performing the duties required by applicable laws and regulations to be performed by the fiduciary audit committee for Peoples Bank, in its capacity as a bank exercising fiduciary powers; and

- other duties and responsibilities as may be delegated to the Audit Committee by the Board.

The Audit Committee held four meetings during the 2014 fiscal year. The **"AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014"** appears beginning on page 55.

The Audit Committee is currently comprised of seven directors: Thomas J. Wolf (Chair); Tara M. Abraham; Carl L. Baker, Jr.; David F. Dierker; Richard Ferguson; and Dr. Brenda F. Jones. Messrs. Wolf, Baker and Ferguson, and Ms. Abraham and Dr. Jones served as members of the Audit Committee throughout the entire 2014 fiscal year. Mr. Dierker was appointed as a member of the Audit Committee on June 26, 2014. Former director Theodore P. Sauber served as a member of the Audit Committee in 2014 through his retirement date of April 24, 2014. The Board has determined that each of the current members of the Audit Committee qualifies, and that during his period of service in the 2014 fiscal year, Mr. Sauber qualified as an independent director for purposes of Rule 10A-3 under the Exchange Act and under the applicable NASDAQ Rules.

The Board has concluded that each member of the Audit Committee is able to read and understand fundamental financial statements, including Peoples' balance sheet, income statement and cash flow statement. Based upon their respective backgrounds, knowledge, qualifications, experience and professions, the Board has determined that David F. Dierker and Richard Ferguson qualify as "audit committee financial experts" under the SEC's rules, and as "financially sophisticated" for purposes of the applicable NASDAQ Rules.

Compensation Committee

The Compensation Committee is currently comprised of five directors: George W. Broughton (Chair); Carl L. Baker; Jr.; David F. Dierker; David L. Mead; and Susan D. Rector. Messrs. Baker, Broughton and Mead and Ms. Rector served as members of the Compensation Committee throughout the entire 2014 fiscal year. Mr. Dierker was appointed as a member of the Compensation Committee on June 26, 2014. Messrs. Baker, Broughton and Dierker, and Ms. Rector qualify as (i) "independent directors" under the applicable NASDAQ Rules, including those specifically applicable to members of a compensation committee, (ii) "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and (iii) "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. Mr. Mead qualifies as an "independent director" under the applicable NASDAQ Rules, including those specifically applicable to members of a compensation committee, and a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act; however, he does not qualify as an "outside director" under Section 162(m) of the Internal Revenue Code because he formerly served as Peoples' interim President and Chief Executive Officer.

The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Compensation Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The Compensation Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary.

The primary function of the Compensation Committee is to review and approve, on behalf of the Board, recommendations regarding all forms of compensation to be provided to the executive officers and directors of Peoples and our

subsidiaries, including incentive-based compensation, equity-based compensation, bonus compensation, perquisites, employee benefits and salary programs. In carrying out this function, the Compensation Committee is responsible for reviewing and approving individual goals and objectives, and recommending to the Board corporate goals and objectives relevant to the compensation of Peoples' executive officers and other officers designated by the Board, evaluating such officers' performance in light of those goals and objectives, and determining compensation based on that evaluation. The Compensation Committee administers Peoples' 1998 Stock Option Plan (the "1998 Plan"), 2002 Stock Option Plan (the "2002 Plan"), Second Amended and Restated 2006 Equity Plan (the "2006 Plan"), Employee Stock Purchase Plan and Peoples' incentive programs, and approves grants of awards under the 2006 Plan and the incentive programs in compliance with applicable securities and tax laws. Since April 13, 2006, no further awards could be granted under the 1998 Plan or the 2002 Plan, although awards remain outstanding under each plan. The Compensation Committee also undertakes such other responsibilities as the full Board may from time to time prescribe.

The Compensation Committee held eleven meetings during the 2014 fiscal year. Its Chair determines the agenda for the meetings with the assistance of Peoples' Chief Administrative Officer. The Director of Human Resources serves as Secretary to the Compensation Committee. The Compensation Committee reviewed and approved management's recommendations on all forms of compensation provided to the executive officers. The Compensation Committee also reviewed recommendations regarding all forms of compensation for directors of Peoples and our subsidiaries and made recommendations to the Board for its consideration. Additionally, the Compensation Committee reviewed and approved all equity-based compensation and cash incentives under Peoples' incentive programs, as well as perquisites, employee benefits, salary programs, and human resources policies and procedures for employees of Peoples and our subsidiaries. The Compensation Committee also reviewed and approved the goals and objectives for the 2014 fiscal year relevant to the compensation of Peoples' executive officers, and recommended the 2015 fiscal year corporate performance goals to the Board, which were subsequently approved by the Board. The Compensation Committee evaluated the executive officers' performance in light of those goals and objectives for the 2014 fiscal year and determined the compensation earned by each executive officer based on that evaluation. The Compensation Committee periodically reviews and discusses Peoples' management succession and development activities with the full Board.

The Compensation Committee has the authority to retain one or more compensation consultants or advisors to assist in the evaluation of director and executive officer compensation. The Compensation Committee has sole authority to retain and terminate any such compensation consultant or advisor, including sole authority to approve the fees and other retention terms of any consultant or advisor. The Compensation Committee has engaged McLagan, an Aon Hewitt Company, a compensation and benefits consultant serving the financial services industry. The Compensation Committee has direct access to the consultant and may engage the consultant on an as needed basis for advice with respect to the amount and form of executive and director compensation. McLagan provides no services to Peoples or our subsidiaries other than those provided to or at the request of the Compensation Committee. Please see the discussion of the consulting services provided to the Compensation Committee by McLagan in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS - Setting Executive Compensation**".

At its February 26, 2015 meeting, the Compensation Committee conducted an assessment to evaluate whether the work performed and to be performed by McLagan raises a conflict of interest or compromises the independence of McLagan. This assessment included the consideration of the six factors listed in SEC Rule 10C-1(b)(4)(i) through (vi) and NASDAQ Rule 5605(d)(3)(D)(i) through (vi). Based upon its assessment, the Compensation Committee unanimously determined that the work performed and to be performed by McLagan did not raise any conflict of interest or compromise the independence of McLagan for purposes of the applicable NASDAQ Rules and SEC rules.

The **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** regarding executive compensation for the 2014 fiscal year appears beginning on page 21, and the **"COMPENSATION COMMITTEE REPORT"** for the 2014 fiscal year appears beginning on page 38.

Executive Committee

The Executive Committee is currently comprised of seven directors: Richard Ferguson (Chair); Carl L. Baker, Jr.; George W. Broughton; David L. Mead; Susan D. Rector; Charles W. Sulerzyski; and Thomas J. Wolf, each of whom also served on the Executive Committee throughout the entire 2014 fiscal year. The Executive Committee is organized and conducts its business pursuant to a written charter adopted by the Board. A copy of the current charter of the Executive Committee is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The Executive Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Executive Committee held no meetings during the 2014 fiscal year.

The responsibilities of the Executive Committee include exercising, during the intervals between the meetings of the Board, all the powers of the Board in the management of the business, properties and affairs of Peoples, including authority to

take all action provided in Peoples' Code of Regulations to be taken by the Board, not delegated to another Board committee, provided, however, that the foregoing is subject to the applicable provisions of law and the limitations contained in its charter.

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of four directors: Susan D. Rector (Chair); George W. Broughton; David F. Dierker; and Dr. Brenda F. Jones. Ms. Rector, Mr. Broughton and Dr. Jones served as members of the Governance and Nominating Committee throughout the entire 2014 fiscal year. Mr. Dierker was appointed as a member of the Governance and Nominating Committee on June 26, 2014. Former director Theodore P. Sauber served as a member of the Governance and Nominating Committee in 2014 through his retirement date of April 24, 2014. The Board has determined that each of the current members of the Governance and Nominating Committee qualifies, and that during his period of service in the 2014 fiscal year Mr. Sauber qualified, as an independent director under applicable NASDAQ Rules.

The Governance and Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which can be found on the "Corporate Governance" section of Peoples' website at www.peoplesbancorp.com. The Governance and Nominating Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Governance and Nominating Committee held four meetings during the 2014 fiscal year.

The Governance and Nominating Committee is primarily responsible for:

- establishing and articulating qualifications, desired background and selection criteria for members of the Board consistent with any eligibility requirements set forth in Peoples' Code of Regulations, and may consider such factors as it deems appropriate;

- evaluating Board candidates recommended by shareholders and periodically reviewing the procedures used by the Governance and Nominating Committee in such evaluation process;

- screening and making recommendations to the Board of qualified candidates for election, nomination or appointment to the Board, including nominees for re-election as directors and candidates to fill vacancies;

- recommending assignments to committees of the Board and chairs of Board committees for consideration by the Board;

- reviewing with the Chairman of the Board, or another director designated by the Board, issues involving potential conflicts of interest and/or any change of status of directors pursuant to applicable law and the applicable provisions of Peoples' Code of Ethics, Peoples' Code of Regulations or Peoples' Corporate Governance Guidelines;

- periodically administering and reviewing with the Chairman of the Board, or another director designated by the Board, an evaluation of the processes and performance of the Board and the Board's committees, and reporting such review to the Board;

- recommending to the Board for its consideration the number of members to serve on the Board;

- periodically reviewing Peoples' Code of Ethics and the Related Person Transaction Policy and recommending changes, as deemed necessary or appropriate by the Governance and Nominating Committee, to the Board for approval;

- reviewing and reporting to the Board on board education opportunities and additional corporate governance matters as necessary or as directed by the Chairman of the Board or the Board as a whole;

- overseeing the orientation and education of new and continuing members of the Board; and

- developing and recommending to the Board a set of corporate governance guidelines applicable to Peoples.

Risk Committee

The Risk Committee is currently comprised of nine directors: Carl L. Baker, Jr. (Chair); Tara M. Abraham; George W. Broughton; David F. Dierker; Richard Ferguson; James S. Huggins; David L. Mead; Susan D. Rector; and Thomas J. Wolf. Messrs Baker, Broughton, Ferguson, Huggins, Mead and Wolf and Ms. Abraham served as members of the Risk Committee throughout the entire 2014 fiscal year. Mr. Dierker and Ms. Rector were appointed as members of the Risk Committee on June 26, 2014. Former director Theodore P. Sauber served as a member of the Risk Committee in 2014 through his retirement date of April 24, 2014. The Board has determined that each of the current members of the Risk Committee except Mr. Huggins

qualifies, and that during his period of service in the 2014 fiscal year Mr. Sauber qualified, as an independent director under applicable NASDAQ Rules

The Risk Committee is organized and conducts its business pursuant to a written charter adopted by the Board, which is posted on the "Corporate Governance" page of Peoples' website at www.peoplesbancorp.com. The primary responsibilities of the Risk Committee are:

- reviewing and annually approving Peoples' enterprise risk management framework;

- ensuring that policies, procedures and guidelines are designed and implemented so as to manage risk to Peoples in all forms, including credit, market, liquidity, compliance and legal, operational, strategic and reputation risks;

- overseeing management's implementation and enforcement of Peoples' risk management policies, procedures, and guidelines;

- monitoring Peoples' internal risk management function; and

- ensuring that Peoples' risk management activities are parallel to, and reconcile with, Peoples' strategic plan.

The Risk Committee periodically reviews and reassesses the adequacy of its charter and recommends any proposed changes to the full Board for approval as necessary. The Risk Committee held four meetings during the 2014 fiscal year.

NOMINATING PROCEDURES

As described above, Peoples has a standing Governance and Nominating Committee that has the responsibility to identify and recommend to the full Board individuals qualified to become directors. Each candidate must satisfy the eligibility requirements set forth in Peoples' Code of Regulations. To be eligible for election as a director, an individual must be a shareholder of Peoples. Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within five years after the date of his or her initial election to the Board, or by December 31, 2015, whichever is later, each director must own at least 5,000 common shares of Peoples or common shares of Peoples having a market value of $100,000, whichever is less.

Beyond the above qualifications, the Governance and Nominating Committee will consider such factors as it deems appropriate in evaluating potential individuals for Board membership, including a consideration of the individual's contribution to the diversity of the Board. When considering potential candidates for the Board, the Governance and Nominating Committee strives to assure that the composition of the Board, as well as its practices and operation, contribute to value creation and to the effective representation of Peoples' shareholders.

In considering candidates for the Board, the Governance and Nominating Committee evaluates the entirety of each candidate's credentials. The Governance and Nominating Committee believes that all members of the Board should have the highest character and integrity, a reputation for working constructively with others, sufficient time to devote to Board matters and no conflict of interest that would interfere with performance as a director. When identifying nominees to serve as directors, the Governance and Nominating Committee will consider candidates in light of the current composition and needs of the Board. Factors that will be given weight in the consideration may include diversity in business and professional experience, skills, gender, ethnic background, as well as experience and/or residence in Peoples' diverse market areas. Each of these factors will be considered in order to provide the greatest benefit to the shareholders of Peoples by selecting directors with the most exemplary credentials relative to Peoples' business and markets.

Because of the importance placed on the directors' business and professional experience and skills, a director who changes his or her principal occupation, position or responsibility from that held when elected to the Board is expected to volunteer to resign from the Board. Although Peoples does not believe that it will be necessary in every instance that a director who makes such a change should leave the Board, the Governance and Nominating Committee is afforded the opportunity to review the appropriateness of continued Board service under the new circumstances and make a recommendation to the full Board.

In addition, Peoples' Corporate Governance Guidelines provide that a director must submit his or her resignation effective as of the next annual meeting of shareholders following his or her 70th birthday.

A director must advise the Chairman of the Board and the Chair of the Governance and Nominating Committee in advance of accepting an invitation to serve as a director of another public company. The Governance and Nominating Committee will then review whether such other board membership may unduly impact the ability of the director to fulfill his or her responsibilities as a director of Peoples and, if so, must make a recommendation to the full Board. Generally, the Board

believes that a director of Peoples should not serve on more than three public company boards of directors (including Peoples' Board).

The Governance and Nominating Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. The Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating director candidates.

Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by writing to the Corporate Secretary of Peoples at Peoples' executive offices in Marietta, Ohio. Such recommendation should provide the candidate's name, age, business address, residence address, principal occupation or employment, and number of common shares beneficially owned. The recommendation should also describe the qualifications, attributes, skills or other qualities of the recommended director candidate. A written statement from the candidate consenting to be named as a director candidate and, if nominated and elected, to serve as a director should accompany any such recommendation.

Shareholders who wish to nominate an individual for election as a director at an annual meeting of the shareholders of Peoples must comply with the provisions of Peoples' Code of Regulations regarding shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to the Corporate Secretary of Peoples not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Corporate Secretary no later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Nominations for the Annual Meeting must be received by April 9, 2015. Each nomination must contain the following information to the extent known by the nominating shareholder:

- the name, age, business address and residence address of each proposed nominee;

- the principal occupation or employment of each proposed nominee;

- the number of shares of capital stock of Peoples beneficially owned by each proposed nominee and by the nominating shareholder; and

- any other information required to be disclosed with respect to a nominee for election as a director under the SEC's proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director of Peoples if elected. Nominations not made in accordance with the above requirements and Peoples' Code of Regulations will not be considered.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

Any communication to the Board or to individual directors may be sent to the Board or one or more individual directors in one of two ways. It may be mailed, in care of Peoples' Corporate Secretary, to Peoples' headquarters in Marietta, Ohio, and the mailing envelope must contain a clear notation indicating that the enclosed correspondence is a "Shareholder-Board Communication" or a "Shareholder-Director Communication" as appropriate. In addition, shareholders may utilize the "Investor Relations" page of the Peoples' website that is monitored by the Corporate Secretary to communicate with the Board or individual directors. All such communications, whether via mail or the website, must identify the author as a shareholder of Peoples and clearly state whether the intended recipients are all members of the Board or certain specified individual directors. The Corporate Secretary will make copies of all such communications and circulate them to the appropriate director or directors without any screening. Any correspondence marked "personal and confidential" will be delivered by the Corporate Secretary to the intended recipient(s) without opening.

PROPOSAL NUMBER 2:
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and corresponding SEC rules enable Peoples' shareholders to vote to approve, on an advisory and non-binding basis, the compensation of Peoples' named executive officers as disclosed in this proxy statement in accordance with SEC rules. Accordingly, the following resolution will be submitted for shareholder approval at the Annual Meeting:

"RESOLVED, that the shareholders of Peoples Bancorp Inc. ("Peoples") approve, on an advisory basis, the compensation of Peoples' named executive officers as disclosed in Peoples' proxy statement for its 2015 Annual Meeting of Shareholders pursuant to Item 402 of SEC Regulation S-K, included in the

"**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**", the "**SUMMARY COMPENSATION TABLE FOR 2014**", and the related executive compensation tables, notes and narratives."

The Board believes that Peoples' compensation policies and procedures, which are reviewed and approved by the Compensation Committee, are effective in aligning the compensation of Peoples' named executive officers with Peoples' short-term goals and long-term success, and that such compensation and incentives are designed to attract, retain and motivate Peoples' key executives who are directly responsible for Peoples' continued success. The Board believes that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of our shareholders, or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. The Board further believes that Peoples' culture focuses executives on sound risk management and appropriately rewards executives for performance. The Board further believes that Peoples' compensation policies and procedures are reasonable in comparison both to Peoples' peer bank holding companies and to Peoples' performance during the 2014 fiscal year.

Similar "Say on Pay" proposals were approved by a significant majority of the common shares voted at each of Peoples' 2014 Annual Meeting of Shareholders, 2013 Annual Meeting of Shareholders, 2012 Annual Meeting of Shareholders, 2011 Annual Meeting of Shareholders, 2010 Annual Meeting of Shareholders and 2009 Annual Meeting of Shareholders.

Shareholders are encouraged to carefully review the information provided in this proxy statement regarding the compensation of Peoples' named executive officers in the section captioned "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" beginning on page 21 of this proxy statement.

Because your vote is advisory, the outcome of the vote will not: (i) be binding upon the Board or the Compensation Committee with respect to future executive compensation decisions, including those relating to Peoples' named executive officers, or otherwise; (ii) overrule any decision made by the Board or the Compensation Committee; or (iii) create or imply any additional fiduciary duty by the Board or the Compensation Committee. However, the Compensation Committee expects to take into account the outcome of the vote when considering future executive compensation arrangements. The next advisory vote to approve our executive compensation will occur at the 2016 Annual Meeting of Shareholders.

Recommendation and Vote Required

THE BOARD UNANIMOUSLY RECOMMENDS THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF PEOPLES' NAMED EXECUTIVE OFFICERS.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to approve the non-binding advisory resolution to approve the compensation paid to Peoples' named executive officers as disclosed in this proxy statement. Proxies received by Peoples and not revoked prior to or at the Annual Meeting will be voted in favor of this non-binding, advisory resolution unless otherwise instructed by the shareholder. The effect of an abstention is the same as a vote "AGAINST" the proposal. Broker non-votes will not be counted in determining whether the proposal has been approved.


EXECUTIVE COMPENSATION:
COMPENSATION DISCUSSION AND ANALYSIS


Executive Summary of Previous Year's Performance and Compensation

2014 was a year of growth and expansion at Peoples. In our continued efforts to execute on our strategic plan, Peoples took actions in 2014 that are expected to increase not only the current value but also the future value of our organization for our shareholders. The first of these strategic accomplishments took the form of organic growth and operational soundness in our core franchise (our existing, pre-acquisition markets and business units). As detailed below and throughout our financial disclosures, Peoples has continued to demonstrate a commitment to credit and risk discipline while showing increases in key performance metrics such as loan and deposit growth. This organic growth comes from disciplined execution of our approach to investing in our employees, commitment to our communities, and partnership with our customers. The second area of execution in 2014 involved growth through acquisitions. Peoples successfully closed and converted three financial institution acquisitions in 2014. This growth through acquisitions opened up new markets, added new talent, and positioned Peoples for increasing operating efficiencies in the future. The Compensation Committee and management believe that this combination of continued organic growth through execution, and expansion into new markets through acquisitions, positions Peoples for future growth, and increased value for our shareholders.

Our compensation philosophy is designed to provide incentive and recognition for Peoples' execution of a strategy that increases shareholder value over time. The Compensation Committee and management believe that the following information demonstrates to our shareholders our commitment to appropriately rewarding performance and providing incentives for responsible growth and risk management. In 2013, Peoples achieved performance levels which reflected both organic and acquisition growth. In 2014, Peoples increased our level of performance and execution of our strategic goals by continuing a high level of organic growth, and far exceeding the acquisition pace of previous years. While this increased activity resulted in one-time expenses related to execution of the acquisitions, Peoples continued to deliver meaningful organic growth in our core franchise in accordance with our budgetary and strategic goals. Accordingly, and by design, our executive compensation decisions and program designs reflected these results with generally higher incentive payouts for 2014 than had been awarded for 2013.

The performance levels in 2014 were designed so that the target level of awards would be paid if Peoples met our budgetary goals, which represented our target level of performance. The performance goals for 2014 represented strategic decisions made by Peoples to invest in acquisitions, the sales process, branch renovations, and other key initiatives that we believe position Peoples for future growth. In determining whether specific 2014 performance goals were met, the Compensation Committee exercised its discretion in choosing to exclude from the results in determining the level of achievement of performance goals, certain "extraordinary events", consisting of one-time costs incurred in 2014 as a result of our execution of Peoples' financial institution acquisitions. Also excluded were the criticized assets acquired in those transactions completed in 2014. The Compensation Committee believes this exclusion was appropriate in that it reflects our core financial performance.

We believe our compensation programs and philosophy are appropriately designed to reward performance, protect the interests of our shareholders, and provide appropriate incentives to executive management while not encouraging excessive risk-taking as they lead Peoples to continued success. We believe in tying compensation to the results achieved. The following information provides highlights of our annual results and our compensation decisions. We believe this information will provide guidance on how our discretionary decisions, established programs, and corporate results came together in the compensation decisions made by the Compensation Committee.

Total Annual Return

The value we return to our shareholders is an important component of our compensation philosophy. Peoples' corporate performance is benchmarked via many metrics in order to provide a view of the more specific performance components that combine to drive the total annual return for our shareholders. Long-term growth in total shareholder return is one of the components of our compensation strategy. The following graph demonstrates Peoples' progress toward higher total annual returns for our shareholders.

Total Annual Return as of December 31, 2014 (1)



(1) Comparison of five-year, three year, and one year total shareholder return of Peoples Bancorp Inc. common shares. Total Annual Return includes the impact of dividends.

Acquisition Activity Drives Revenue Growth and Improved Operating Leverage

Peoples' acquisition strategy is to increase revenue while increasing efficiency. The completed acquisitions in 2014 demonstrate meaningful revenue growth over our previous results in 2013 and 2014. Total revenue is defined as net interest

income plus non-interest income. The following graph demonstrates Peoples' total annual revenue for each of 2012, 2013, and 2014, and includes revenue acquired in each of the respective years.

Total Annual Revenue



Operating Leverage

As Peoples continues to make strategic acquisitions, it strives to grow revenues faster than expenses, creating efficiencies and improvements in operating leverage. Operating leverage measures the difference in year over year revenue growth as compared to year over year expense. The following chart demonstrates Peoples' operating leverage for the three most recent years. Results are shown both including and excluding one-time expenses related to acquisition activity. The results illustrate the significant improvement in operating leverage in 2014. Peoples expect the investments in these areas to increase the long-term value of Peoples for its shareholders.



(1) The adjusted results shown in this chart reflect the exclusion of 100% of the one-time expenses related to Peoples' acquisitions in 2012, 2013, and 2014, from the reported results for each respective year.   The adjustments to expenses totaled $569,000 in 2012, $1,419,000 in 2013, and $4,754,000 in 2014, with the difference between the unadjusted and adjusted operating leverage being the change in one-time acquisition costs between years. The one-time costs in 2014 include those incurred with respect to the acquisition of NB&T Financial Group, Inc., which closed on March 6, 2015.

Performance Relative to Specific Key Metrics Drives Shareholder Return

We objectively review our performance in various categories to ensure that we are making progress towards our strategic goals. The metrics below provide an overall view of our performance in specific, measurable areas, which ultimately translate to the measurable returns for our shareholders noted in the chart above.

The following table illustrates the progress made by Peoples during the four-year period ended December 31, 2014 with respect to several key performance metrics. As described above, results below demonstrate both actual results, as well as results adjusted by excluding one-time expenses incurred in 2014 relating to the financial institution acquisitions.

	2014	2014 Adjusted Results (3)	2013	2012	2011
Net Income Available to Common Shareholders (in 000s)	$16,684	$20,020	$17,574	$20,385	$11,212
Diluted Earnings per Common Share (1)	$1.35	$1.62	$1.63	$1.92	$1.07
Return on Average Assets	0.74%	0.89%	0.91%	1.11%	0.69%
Pre-Provision Net Revenue to Total Average Assets (2)	1.10%	1.31%	1.26%	1.41%	1.41%
Return on Average Common Stockholders' Equity	6.16%	7.40%	7.92%	9.52%	5.61%
Tier 1 Common Capital Ratio	14.32%	14.32%	12.42%	14.06%	12.82%
Total Nonperforming Assets as a Percent of Total Assets	0.47%	0.47%	0.39%	0.78%	1.83%

(1) These amounts are based on Net Income Available to Common Shareholders.

(2) These amounts represent non-Generally Accepted Accounting Principles ("GAAP") financial measures since pre-provision net revenue, which is defined as net interest income plus non-interest income minus non-interest expense, excludes the provision for loan losses and all gains and losses included in earnings. Additional information regarding the calculation of these measures can be found in "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014, under the caption "Pre-Provision Net Revenue".

(3) The results shown in this table reflect the exclusion of 100% of the one-time expenses incurred in 2014 relating to the financial institution acquisitions from the reported results. The adjustments to net income available to common shareholders, diluted earnings per common share, return on average assets and return on average common stockholders' equity totaled $5,133,000 in 2014. The adjustments to pre-provision net revenue to total average assets totaled $4,754,000 in 2014. The one-time acquisition expenses in 2014 include those incurred with respect to the acquisition of NB&T Financial Group, Inc., which closed on March 6, 2015.

Key Drivers of Shareholder Value

Our four-year performance noted previously has been driven by Peoples' execution of our strategic initiatives. Three areas of strength for Peoples are revenue growth, credit quality, and our diversified fee-generating businesses. We review our performance in both absolute terms and relative to our defined Peer Group. These metrics show how we drive the shareholder value detailed above.

- 2014 saw strong revenue growth, continuing to position Peoples in the top quartile of our Peer Group (as defined below), at a time when many in our industry saw decreased revenue.

- Peoples' credit quality, measured below by nonperforming assets ("NPAs") as a percent of total loans and other real estate owned ("OREO"), demonstrates our disciplined approach to lending.

- Our mix of fee income makes us less sensitive to fluctuations in net interest margin. Peoples' fee revenue to average assets ratio demonstrates the advantage provided to us by our strong fee-based businesses, including trust, investments, retirement planning, and insurance.



Source: Peer group average data sourced from SNL Financial
Peers include the defined Peer Group found on page 30.

Other Metrics Illustrating Peoples' Performance

· Continued top-quartile asset quality: NPAs were 0.75% of total loans and OREO at December 31, 2014 versus 0.67% at December 31, 2013. Net recoveries were 0.03% of average total loans in 2014 versus 0.35% of average total loans in 2013. Allowance for loan losses was 1.48% of originated loans, net of deferred fees and costs, at year-end 2014, compared to 1.58% at year-end 2013. In 2014, the allowance for loan losses as a percent of nonperforming loans decreased to 159.58%, compared to 237.87% at year-end 2013.

· Higher retail deposit balances and net deposit account growth: Retail deposit balances were up 24% at year-end 2014 compared to year-end 2013, primarily due to acquisitions and increases in non-interest bearing deposits.

· Increased loan balances and organic loan growth: Total loan balances increased 36% at year-end 2014 compared to year-end 2013, which included 12% annualized organic growth.

· Execution of Peoples' acquisition strategy: Peoples announced four bank acquisitions during 2014, and completed three of the four acquisitions, which added approximately $346.0 million in loans and $360.9 million in deposits, at acquisition date for the respective acquisition, after purchase accounting adjustments.

Pay for Performance

The Compensation Committee and management believe that our executive compensation programs are designed to incentivize sound and fundamental growth of Peoples, which will lead to strong returns to the shareholders. In years where we achieve our strategic goals, and where actual performance meets or exceeds performance goals, compensation under our incentive programs will increase. When we do not meet the expectations and goals we set as a company, incentive payouts will be reduced, reflecting our incentive program design.

The table below shows incentive compensation payouts for the named executive officers based upon 2013 and 2014 results. In short, performance for 2014 was in accordance with our strategic plan, and, therefore, incentive compensation for most of the named executive officers was higher in 2014 than in 2013.

Name	2013 Cash Incentive as % of 2013 Base Salary (1)	2014 Cash Incentive as % of 2014 Base Salary (2)	2013 Equity-Based Incentive as % of 2013 Base Salary (3)	2014 Equity-Based Incentive as % of 2014 Base Salary (4)
Charles W. Sulerzyski	52.3%	67.7%	42.9%	66.0%
Edward G. Sloane	34.2%	43.3%	28.3%	41.1%
Daniel K. McGill	45.1%	43.1%	26.5%	36.3%
Timothy H. Kirtley	39.2%	44.7%	29.5%	34.8%
Carol A. Schneeberger	38.4%	44.6%	28.8%	41.9%

(1) Amounts in this column reflect the percentage of 2013 base salary represented by cash incentive payments earned under the annual incentive program for 2013 performance and paid in 2014. Base salary is reported in the "Salary" column and the cash incentive payments earned are reported in the "Non-Equity Incentive Plan Compensation" column, in each case for 2013, in the "**SUMMARY COMPENSATION TABLE FOR 2014**" beginning on page 40 of this proxy statement.

(2) Amounts in this column reflect the percentage of 2014 base salary represented by cash incentive payments earned under the annual incentive program for 2014 performance and paid in 2015. Base salary is reported in the "Salary" column and the cash incentive payments earned are reported in the "Non-Equity Incentive Plan Compensation" column, in each case for 2014, in the "**SUMMARY COMPENSATION TABLE FOR 2014**" beginning on page 40 of this proxy statement. Bonus amounts paid as described on page 27 are not included in the amounts in this column. Those bonus amounts are found in the "Bonus" column in the "**SUMMARY COMPENSATION TABLE FOR 2014**" beginning on page 40 of this proxy statement

(3) Amounts in this column reflect the percentage of 2013 base salary represented by awards of restricted common shares, valued using The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date, which were granted in 2014 for 2013 performance. Base salary is reported in the "Salary" column for 2013 and the restricted common shares award is reported in the "Stock Awards" column for 2014 in the "**SUMMARY COMPENSATION TABLE FOR 2014**" beginning on page 40 of this proxy statement. With respect to Mr. Sulerzyski, the amount in this column excludes the award of 2,000 restricted common shares, granted as a discretionary time-vested grant on January 23, 2014, as disclosed in footnote 4 of the "**SUMMARY COMPENSATION TABLE FOR 2014**", beginning on page 40 of this proxy statement.

(4) Amounts in this column reflect the percentage of 2014 base salary represented by awards of restricted common shares, valued using The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date, which were granted in 2015 for 2014 performance. Base salary is reported in the "Salary" column for 2014 and the restricted common shares award is reported in the "1/29/2015" row of the **"OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2014"** table beginning on page 44 of this proxy statement.

Pay for Performance - Our Key Compensation Decisions

Because we believe in tying compensation to performance, the Compensation Committee made the following decisions regarding the named executive officers' compensation as a result of the performance results for 2014, performance relative to our peers and to our goals, and achievement of both annual and long-term goals described above. Additionally, the Compensation Committee considered Peoples' objectives in attracting, rewarding and retaining talent within the organization and providing incentives to the named executive officers to provide the leadership and execution of Peoples' strategic plan.

- Chief Executive Officer Compensation: Based upon the Compensation Committee's review of corporate and individual performance, Mr. Sulerzyski's base salary was increased from $460,125 to $500,000 on January 1, 2015. For 2014 performance, Mr. Sulerzyski was awarded an annual cash incentive equal to $311,504 (67.6% of 2014 base salary). For 2014 performance, Mr. Sulerzyski was also granted an award of 12,851 restricted common shares under the equity-based long-term incentive program. Restricted common shares were granted to Mr. Sulerzyski on January 29, 2015, and are subject to both time-based and performance-based vesting in that they will vest on the third anniversary of the grant date, provided that Peoples has maintained a well capitalized status and had a positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, the awards to be received at the end of the cliff-vesting period will be reduced by one-third. The economic value of this grant was $303,669 (66.0% of 2014 base salary), based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the grant date. Each of these awards was determined based on corporate and individual achievement of the threshold level or above in key metrics determined by the Compensation Committee and the full Board. With respect to individual goals, when threshold levels of achievement are not met, a named executive officer receives no payments with respect to those goals.

Name	2014 Base Salary ($)	2015 Base Salary ($)	2014 Cash Incentive ($)	2014 Cash Incentive as % of Base Salary	Restricted Share Grant (# of Common Shares) for 2014 Performance
Charles W. Sulerzyski	$460,125	$500,000	$311,504	67.7%	12,851

- Other Named Executive Officer Compensation: Compensation decisions for the other named executive officers are summarized in the table below. Cash incentive awards were based on achievement of corporate and individual goals, at varying levels from threshold, to target, to maximum. Restricted common shares were granted to each named

26

executive officer on January 29, 2015, and are subject to both time-based and performance-based vesting in that they will vest on the third anniversary of the grant date, provided that Peoples has maintained a well capitalized status and had a positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, the awards to be received at the end of the cliff-vesting period will be reduced by one-third.

Name	2014 Base Salary ($)	2015 Base Salary ($)	2014 Cash Incentive ($)	2014 Cash Incentive as % of Base Salary	Restricted Share Grant (# of Common Shares) for 2014 Performance
Edward G. Sloane	$224,000	$235,000	$96,992	43.3%	3,900
Daniel K. McGill	$240,000	$250,000	$103,440	43.1%	3,690
Timothy H. Kirtley	$215,000	$221,500	$96,105	44.7%	3,170
Carol A. Schneeberger	$220,000	$233,000	$98,120	44.6%	3,900

- In recognition of the results for 2014, particularly with respect to Peoples' successful due diligence, conversion, and integration in 2014 of the three financial institution acquisitions, and the continuation of Peoples' performance with respect to compliance, audit, and effective risk management, the Compensation Committee approved one-time discretionary cash payments to select employees and officers of Peoples who were integral in these processes. As leaders of the business units most responsible for these results in 2014, the Compensation Committee also included Mr. Sloane, Mr. Kirtley, and Ms. Schneeberger among the recipients of a discretionary payment. Mr. Sloane received $25,000; Mr. Kirtley received $10,000; and Ms. Schneeberger received $25,000. These discretionary payments are noted in the "Bonus" column of the "**SUMMARY COMPENSATION TABLE FOR 2014**" found on page 40.

- The Compensation Committee reviewed and considered the non-binding advisory vote of shareholders (which approved the compensation of Peoples' named executive officers as disclosed in the Proxy Statement for the 2014 Annual Meeting of Shareholders) and focused on continuing to design executive compensation programs intended to meet the best interests of Peoples' shareholders. The result of the advisory vote in 2014 was 7,138,247 common shares voting in favor of the advisory resolution to approve the named executive officer compensation for 2013, an approval rate of 80.5% of common shares voted. The Compensation Committee believes this result reflects a well-considered executive compensation program.

The Compensation Committee has responsibility for establishing, implementing and continually monitoring adherence with Peoples' compensation philosophy as described below. The Compensation Committee believes that the total compensation paid during 2014 to the named executive officers is reasonable, competitive and aligned with the best interests of Peoples' shareholders. The Compensation Committee believes all employees should be rewarded for executing on goals designed to create long-term shareholder value without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

This discussion and analysis is intended to provide shareholders with information about the results upon which the Compensation Committee relied in making compensation decisions relative to 2014 performance. The Compensation Committee believes that its actions were consistent with Peoples' compensation philosophy and objectives, demonstrating that Peoples' named executive officers continue to be incentivized to achieve results in the best interests of our shareholders. The Compensation Committee has determined that Peoples' compensation policies and practices do not threaten the value of Peoples or the investments of its shareholders, or create incentives to engage in behaviors or business activities that are reasonably likely to have a material adverse impact on Peoples. Please see the discussion of the Compensation Committee's review in the section captioned "**COMPENSATION COMMITTEE REPORT - Discussion of Risk Review and Assessment**", beginning on page 38.

Compensation Philosophy and Objectives

The overall philosophy for Peoples is to provide a compensation program which balances market, shareholder and regulatory considerations. In designing our compensation plans, we take into account both absolute performance of Peoples, as well as relative improvement in the performance of Peoples during any given time period. The current performance plans are focused on both short-term and long-term goal achievement for Peoples through the use of cash and equity compensation in combinations that are driven by both annual and long-term goals and objectives for Peoples and the individual named executive officers.

The goal of the compensation program for Peoples' named executive officers is the same as our goal in the operations of Peoples: to create long-term value for our shareholders. Toward this goal, we have designed and implemented a

compensation program for the named executive officers to: (i) reward them for sustained positive financial and operating performance and leadership excellence; (ii) align their interests with those of our shareholders; (iii) attract qualified talent; and (iv) encourage strong performers to remain with Peoples for long and productive careers. The elements of our compensation program consist of base salary, cash and equity-based incentive compensation, retirement and other benefits, and perquisites and other personal benefits. We combine the compensation elements for each named executive officer in a manner we believe optimizes the named executive officer's contribution to Peoples and our shareholders, motivates the named executive officer to attain the business goals set by Peoples, and rewards the named executive officer for attaining such goals without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples. The Compensation Committee may, from time to time, make adjustments in determining financial results relative to goals to reflect core financial performance in the plan year while excluding the impact of extraordinary one-time events. In the case of 2014, the Compensation Committee excluded the one-time expenses incurred in 2014 that related to the acquisition process for financial institutions acquired or announced by Peoples. Also excluded were the criticized assets acquired in those transactions completed in 2014. The Compensation Committee believes this exclusion was appropriate in that it reflects core financial performance.

While the Compensation Committee oversees the compensation of all officers and employees, a primary focus of the Compensation Committee is the compensation for Peoples' executive officers and other senior officers. The intent is to reward all employees for continuous improvement and identification and implementation of best practices but, specifically, to set up compensation plans for executive officers and senior officers to reward those employees for enhancing shareholder value through profitable revenue growth and responsible risk management. The compensation philosophy established by the Compensation Committee covers the direct forms of compensation and serves as a tool that the full Board and management use to ensure the compensation programs developed are both competitive with respect to officer compensation and reasonable within the marketplace.

- Base Salary: Base salaries are benchmarked at the median of those of similarly-situated officers serving with members of Peoples' Peer Group (as defined on page 30). Based upon individual circumstances, actual base salary levels may be higher or lower than this "market median". For the purposes of the annual incentive program, and as used herein, "base salary" is defined as the base salary compensation paid during the calendar year.

- Total Cash Compensation: Total cash compensation represents base salary plus any annual cash incentive payout received. The long-term objective is for total cash compensation to be consistent with the market median of that received by similarly-situated officers serving with members of Peoples' Peer Group for achieving target performance. Likewise, the objective is for compensation at or above the 75th percentile of that received by such executive officers for achieving performance at the 75th percentile of the Peer Group.

- Total Direct Compensation: The objective is to grant equity-based awards only after performance goals for a fiscal year have been attained. Equity-based awards are granted with a three-year vesting period, which enhances employee retention and reduces the sensitivity to short-term performance. Beginning with equity-based awards granted in 2015 for 2014 performance, equity awards will be subject to three-year "cliff vesting"; however, in the event the performance metrics are not met in a given year, the awards to be received at the end of the cliff-vesting period will be reduced by one-third. Prior to 2015, equity-based awards had been granted with a three-year pro-rata vesting schedule based upon the achievement of a performance trigger in each of the years preceding a vesting date. Total direct compensation is comprised of total cash compensation plus the grant date fair value of equity-based awards. The long-term goal for total direct compensation is that the total direct compensation ranking for each named executive officer, compared to the total direct compensation of the similarly-situated officers serving with members of Peoples' Peer Group, will reflect a percentile similar to that resulting when Peoples' performance, as measured by Return on Average Equity, Return on Average Assets, and other common measures used by the financial services industry, and especially community banks, is compared to that of the members of Peoples' Peer Group. For example, if target performance is achieved both at the individual and corporate level, it is expected that each executive officer's total direct compensation will approximate the market median of similarly-situated officers serving with members of Peoples' Peer Group and that Peoples' performance under the relevant measures will generally align with the median performance of members of the Peer Group.

No specific formula is used to determine the allocation between performance-based compensation, which includes annual cash incentives, long-term equity-based incentives, and fixed compensation in the form of base salaries. However, the portion of the total direct compensation that could have been earned in the form of cash and equity-based incentives at target levels of performance emphasizes Peoples' focus on pay-for-performance during 2014. At 2014 target levels of performance, 49.5% of Mr. Sulerzyski's total direct compensation, and 37.5% of the other named executive officers' total direct compensation, would have been in the form of performance-based compensation.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions related to the named executive officers of Peoples and recommends to the full Board any equity-based award grants for the non-employee directors. Annually, the President and Chief Executive Officer of Peoples reviews the performance of each named executive officer (excluding his own) by comparing the results attained to Compensation Committee-approved goals, as well as the overall performance of Peoples as compared to Board-approved corporate performance goals. Both corporate and individual goals are defined for threshold, target and maximum levels of performance. This data forms the basis for the recommendations of the President and Chief Executive Officer to the Compensation Committee with respect to the compensation of the other named executive officers, including base salary adjustments, and payout percentages (relative to base salary) for the annual cash incentive payments and equity-based awards. The Compensation Committee considers the President and Chief Executive Officer's recommendations and uses the Compensation Committee's own discretion in making the final compensation decisions with respect to the named executive officers, which may differ from the recommendations of the President and Chief Executive Officer.

Setting Executive Compensation

The Compensation Committee has the sole authority to engage the services of any compensation consultant or advisor. In order to ensure that Peoples provides total direct compensation that is performance-based and competitive with its stated Peer Group (as defined on page 30), its geographic peers and the financial services industry in general, from time to time, the Compensation Committee has engaged McLagan, an independent compensation and benefits consultant serving the financial services industry. McLagan provides market intelligence on industry compensation trends along with its views on specific compensation programs. In addition, from time to time and on a limited basis, McLagan has provided comparative market compensation data information to Peoples. The amount paid for the consulting services has been nominal. All work completed by McLagan is reported to the Compensation Committee. Communications between the Compensation Committee and McLagan may occur through (i) direct conversations between the Chair of the Compensation Committee and McLagan, (ii) communications between the President and Chief Executive Officer, the Chief Administrative Officer and/or the Secretary of the Compensation Committee and McLagan, and (iii) participation by McLagan in Compensation Committee meetings, including executive sessions with only directors present.

During 2014, McLagan provided information regarding market trends for incentive plan design and executive compensation. McLagan also provided advice and guidance to the Compensation Committee about the impact of regulatory limitations and legislative requirements on the compensation, benefits and goal-setting process for the named executive officers and Peoples' compensation plans for all other employees in addition to preparation and review of specified portions of the proxy materials. On February 26, 2015, the Compensation Committee reviewed its 2014 relationship with McLagan. The Compensation Committee considered all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act and NASDAQ Rule 5605(d)(3)(D)(i) through (vi), in order to evaluate whether the work performed by McLagan for Peoples raises a conflict of interest or compromises the independence of McLagan. Based upon this review, the Compensation Committee determined that McLagan's work did not raise a conflict of interest and that McLagan qualified as independent for purposes of the applicable NASDAQ Rules and SEC Rules. The Compensation Committee has also determined that since February 26, 2015, there have been no circumstances through the date of this proxy statement which would require the Compensation Committee to change its determinations.

The Compensation Committee has identified the following Peer Group for use in performance benchmarking. From time to time, the Compensation Committee uses this Peer Group for the purposes of executive compensation comparison and benchmarking. The Peer Group is comprised of 20 publicly-traded financial services holding companies with total asset sizes ranging from $1.1 billion to $5.6 billion. Asset sizes are provided based on public information available as of January 31, 2015. The members of this peer group are located in the states of Indiana, Kentucky, Michigan, New York, Ohio, Pennsylvania and West Virginia, and serve markets and/or geographic areas similar to those of Peoples.

Peer Group Member	Location	Total Assets ($ Billions)	Ticker Symbol
First Merchants Corporation	Muncie, IN	5.6	FRME
Tompkins Financial Corporation	Ithaca, NY	5.1	TMP
S&T Bancorp, Inc.	Indiana, PA	4.9	STBA
1st Source Corporation	South Bend, IN	4.8	SRCE
Community Trust Bancorp, Inc.	Pikeville, KY	3.7	CTBI
City Holding Company	Charleston, WV	3.4	CHCO
Lakeland Financial Corporation	Warsaw, IN	3.4	LKFN
First Financial Corporation	Terre Haute, IN	3.1	THFF
Financial Institutions, Inc.	Warsaw, NY	3.1	FISI
MainSource Financial Group, Inc	Greensburg, IN	2.9	MSFG
Stock Yards Bancorp, Inc.	Louisville, KY	2.4	SYBT
First Defiance Financial Corp.	Defiance, OH	2.2	FDEF
German American Bancorp, Inc.	Jasper, IN	2.2	GABC
CNB Financial Corporation	Clearfield, PA	2.2	CCNE
Canandaigua National Corporation	Canandaigua, NY	2.1	CNND
Horizon Bancorp	Michigan City, IN	2.0	HBNC
The Bank of Kentucky Financial Corporation	Crestview Hills, KY	1.9	BKYF
Isabella Bank Corporation	Mt. Pleasant, MI	1.6	ISBA
LNB Bancorp, Inc.	Lorain, OH	1.2	LNBB
Farmers National Banc Corp.	Canfield, OH	1.1	FMNB

This 20-member group is referred to in this discussion and analysis as the "Peer Group." The Compensation Committee uses Peer Group data to analyze the overall competitiveness of the compensation of Peoples' executive officers in light of our compensation philosophy and objectives by comparing (i) the relative ranking of each executive officer's base salary and total direct compensation to the base salary and total direct compensation for similarly-situated officers serving members of the Peer Group for threshold, target and maximum levels of performance, and (ii) the level of performance achieved by Peoples compared to members of the Peer Group as defined by standard performance measures used by the financial services industry.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of Peoples' compensation arrangements for 2014, including the compensation arrangements of Peoples' executive officers, with Peoples' senior risk officer. This review included the mix of base salary and performance-based compensation and the performance goals required to be attained for threshold, target and maximum levels of cash and equity-based payments, along with the corresponding payout potentials. The Compensation Committee has determined that these arrangements did not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would materially threaten the value of Peoples or the investments of its shareholders.

2014 Executive Compensation Components

For 2014, the principal components of compensation for the executive officers were:

- Base salary;

- Annual cash incentive compensation;

- Long-term equity-based incentive compensation;

- Discretionary bonuses;

- Retirement and other benefits; and

- Perquisites and other personal benefits.

Base Salary

The Compensation Committee believes that base salaries for the executive officers should be competitive with the median of the base salaries of similarly-situated officers of members of the Peer Group. Depending on individual experience, job performance and competitive market requirements with respect to those executive officers recently recruited, the actual base salary for a particular executive officer may be higher or lower than the median base salary for the similarly-situated Peer

Group executive officer (but still typically in the range of the 40th to 60th percentile of the Peer Group). Potential individual executive officer base salary increases are reviewed annually by the Compensation Committee and are based on (i) the executive officer's overall contribution to Peoples' performance, (ii) the executive officer's attainment of specific individual business objectives during the preceding year, and (iii) adjustments, if such changes occur, in the overall responsibilities of the individual.

As noted previously in the **"EXECUTIVE SUMMARY OF PREVIOUS YEAR'S PERFORMANCE AND COMPENSATION"**, based on Peoples' 2014 financial performance and Peoples' compensation philosophy and objective of rewarding executive officers for enhancing shareholder value and meeting Peoples' strategic objectives through their individual contributions, the Compensation Committee chose to adjust the base salaries of the named executive officers for 2015. As a result, the Compensation Committee approved the following increased base salaries, effective January 1, 2015: Mr. Sulerzyski - $500,000; Mr. Sloane - $235,000; Mr. McGill - $250,000; Mr. Kirtley - $221,500; and Ms. Schneeberger - $233,000. The Compensation Committee determined that these increases to the executive officers' base salaries were appropriate due to both Peoples' performance and the named executive officers' respective individual performances. The Compensation Committee believes that these increases in base salary were in the best interests of Peoples and its shareholders.

Cash and Equity-Based Incentive Program

Executive officers are eligible to earn additional compensation under the incentive program. The incentive program was developed to reward performance by providing increasing awards as a percentage of base salary for increasing levels of performance and, conversely, by not paying incentives if performance goals are not met. The incentive program is designed to motivate and reward the executive officers for their contributions to business goals that the Compensation Committee believes drive earnings and create shareholder value without encouraging unnecessary and excessive risk-taking.

2014 Incentive Program Design

The 2014 program design was comprised of the annual incentive program and the long-term incentive program. The annual incentive program provides for cash awards calculated based upon corporate and individual performance using the annual incentive plan payout percentages assigned to each participant's incentive tier. In order to participate in the incentive program for a given fiscal year, the executive officer must have been employed by Peoples as of July 1st of the fiscal year and must also be employed by Peoples on the date of the award, which occurs in February or March of the year following the fiscal year being measured. Exceptions to these time periods may be approved at the discretion of the Compensation Committee.

On November 20, 2013, the Compensation Committee approved the discretionary, or individual, goals for Peoples' executive officers and on November 20, 2013, the full Board established the 2014 corporate incentive performance goals. The Board again adopted a "balanced scorecard" approach with performance, capital and credit components. The Board set the corporate performance goals for 2014, as shown in the table below, along with the weighting for each component. Peoples' corporate performance results for 2014 are also shown. With respect to the annual incentive program, the corporate incentive goals for Mr. McGill are weighted at 35%, with line of business goals at a weighting of 35%. The other named executive officers' corporate incentive goals are weighted at 70%. Each of the named executive officers has a discretionary weighting of 30% with respect to individual performance goals.

	Weighting	Threshold	Target	Maximum	2014 Results
Net Income	28.0%	$13,583,200	$16,979,000	$20,374,800	$19,853,000 (1)
Total Revenue (Net Interest Income plus Non-Interest Income)	9.1%	$91,944,000	$102,160,000	$112,376,000	$109,559,000 (1)
Return on Average Assets	14.0%	0.64%	0.80%	0.96%	0.89% (1)
Efficiency Ratio	4.9%	72.5%	71.25%	70.0%	70.97% (1)
Tier 1 Common Capital Ratio	4.9%	11.84%	13.15%	14.47%	14.32% (1)
Criticized Assets	9.1%	$84,150,000	$76,500,000	$68,850,000	$62,913,000 (2)
Discretionary (Individual Performance)	30.0%				Varies by Executive Officer

(1) The 2014 results shown in this table reflect the Compensation Committee's decision to exclude from the reported results, 95% of the one-time expenses incurred in 2014 related to Peoples' acquisitions and the expenses incurred in 2014 with respect to the acquisition of NB&T Financial Group, Inc. completed on March 6, 2015, cumulatively a positive net income adjustment of $3,169,000.

(2) The 2014 results shown in this table reflect the Compensation Committee's decision to exclude from the reported results the criticized assets acquired from the three completed acquisitions in 2014, cumulatively a reduction of $17,719,000.

The individual performance measure is unique to each executive officer and consists of quantitative and qualitative measures. Specific individual objectives for 2014 were approved for each executive officer by the Compensation Committee on November 20, 2013. The individual objectives were designed to complement Peoples' corporate goals and strategic plan for 2014, which were approved by the full Board on November 20, 2013, particularly the Board's goals related to overall growth of Peoples. The individual objectives were both quantitative in nature, such as achieving sales and revenue goals, and cost containment, and qualitative in nature, such as the development, management and retention of key staff, and the assessment and development of quality products and services. These objectives are designed to grow core earnings while managing risk, which will, in turn, promote the long-term interests of Peoples' shareholders. In addition, goals tied to the attainment of the long-term strategic plan were included in each executive officer's individual performance measure with respect to the long-term portion of the incentive program. The Compensation Committee believes that these goals properly incentivized the executive officers to implement and attain the long-term strategic objectives of Peoples, including overall growth and high performance in the key metrics noted in the table above. These measures were intended to reflect results achieved for shareholders while ensuring that the compensation arrangement did not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. The absolute minimum level of corporate performance remained in effect for 2014 and was defined as a minimum level of earnings available to common shareholders of $1.00 per common share.

As noted above, Mr. McGill was assigned line of business goals for commercial banking. These goals consisted of quantitative measures related to commercial business performance, such as net income for commercial banking, commercial portfolio loan growth, and commercial portfolio asset quality. The commercial banking line of business achieved results at or above performance targets in all categories measured in 2014.

Annual individual performance goals were established for each executive officer, the nature of which differed depending upon the executive officer's job responsibilities. The individual performance measure was unique to each executive officer and consisted of quantitative and qualitative measures such as: (i) setting, refining and executing the strategic direction of Peoples; hiring and developing the senior management team; and leading Peoples' acquisition strategy for Mr. Sulerzyski; (ii) implementing management reporting processes; strengthening investor and market relationships; and executing Peoples' acquisition strategy for Mr. Sloane; (iii) optimizing resources for the achievement of net revenue goals; actively participating in key corporate strategic initiatives; and recruiting and retaining top performers for Mr. McGill; (iv) continuing construction and refinement of Peoples' credit culture; reducing commercial portfolio criticized assets; and supporting due diligence and integration of acquired institutions for Mr. Kirtley; and (v) driving an appropriate compliance and risk management culture; exercise of leadership in the acquisition due diligence and integration processes; and designing development plans for top bank officers for Ms. Schneeberger. The goals assigned to the executive officers were intended to reflect results for shareholders while ensuring that the compensation arrangement did not encourage unnecessary and excessive risk-taking that could threaten the value of Peoples. Measurement of these goals was objective and/or subjective in nature, depending upon the nature of the respective goal. Payout percentages (expressed as a percentage of base salary) for various levels of performance are reviewed by the Compensation Committee on an annual basis.

2014 Annual Incentive (Cash)

There are three levels of incentive awards under the annual incentive program: threshold, target and maximum. The payout potentials for the 2014 annual incentive program, expressed as a percent of base salary, were as follows:

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	12.5%	50.0%	75.0%
Other Executive Officers	8.8%	35.0%	52.5%

The Compensation Committee retained the right to exercise discretion to increase or reduce the size of the payout of cash incentives. Incentive awards were paid after results with respect to the corporate performance goals were determined.

In addition to the annual cash-based incentive program, the Compensation Committee may from time to time award cash-based discretionary bonuses. As noted in the "Bonus" column of the **"SUMMARY COMPENSATION TABLE FOR 2014"** found on page 40, the Compensation Committee chose to provide specific additional cash payments in the form of discretionary bonuses to Mr. Sloane, Mr. Kirtley and Ms. Schneeberger in recognition for outstanding accomplishments in 2014 with respect to operational soundness and execution of Peoples' acquisition strategy.

2014 Long-Term Incentive (Equity)

The long-term incentive program draws from a pool for equity-based awards in the form of restricted common shares created by using corporate results and applying the long-term incentive payout percentages for each participant as described below. The pool of restricted common shares is then distributed among participants by the Compensation Committee based

upon corporate and individual results. The restricted common shares awarded cannot exceed those in the pool as created by the corporate results and payout percentages. Restricted common shares from the pool were awarded to each participant based on the Compensation Committee's subjective determination of the participant's contribution to Peoples' future success and attainment of Peoples' strategic plan. In making its decisions, the Compensation Committee also reviewed management's recommendations.

The pool is created based upon the level of achievement of corporate goals which determines the percentage applied to the aggregate individual base salaries. Threshold, target and maximum payout potentials are used to create the pool and are determined annually by the Compensation Committee. The Compensation Committee, with the assistance of management, then determines actual restricted common share grants based on the criteria described below. The pool creation potentials for the 2014 long-term incentive program were as follows.

	Threshold Payout Potential	Target Payout Potential	Maximum Payout Potential
Chief Executive Officer	10.0%	48.0%	72.0%
Other Executive Officers	6.3%	25.0%	37.5%

Equity-based awards, if earned, are granted with an economic value based on The NASDAQ Global Select Market® closing price of Peoples' common shares on the date of the grant. The Compensation Committee approves equity-based grants to the executive officers and other officers. In the absence of a scheduled Compensation Committee meeting, the full Board approves equity-based grants to executive officers and other officers. This situation occasionally occurs when awards to a single individual are granted as part of a recruitment package. The grant date is the date of the approval by the Compensation Committee or the full Board, or the second business date after which any material information has been publicly disclosed, whichever is later, and is tied to Peoples' trading windows. In certain cases, the Compensation Committee approves the use of equity-based grants to new hires or current executive officers as an incentive to attract or to retain executive or other senior management, as was the case in previous years for Mr. Sulerzyski, Mr. McGill, and Mr. Kirtley (as disclosed in the **"SUMMARY COMPENSATION TABLE FOR 2014**" on page 40). In the event of equity-based grants for new hires, the date of grant is the first business day of the month following the new employee's date of hire.

The following table shows the corporate, line of business and individual performance weightings, as well as the annual cash incentive earned, and restricted common shares granted under the 2014 incentive program based upon the results described in the table above.

Executive Officer	Corporate Weighting	Line of Business Weighting	Individual Performance Weighting	2014 Annual Incentive Payout (1)	2014 Annual Incentive - Cash Incentive Earned	2014 Long-Term Incentive Payout (1)	2014 Long-Term Incentive - Total Restricted Common Shares Granted (2)
Charles W. Sulerzyski	70.0%	0	30.0%	67.7%	$311,504	66.0%	12,851
Edward G. Sloane	70.0%	0	30.0%	43.3%	$96,992	41.1%	3,900
Daniel K. McGill	35.0%	35.0%	30.0%	43.1%	$103,440	36.3%	3,690
Timothy H. Kirtley	70.0%	0	30.0%	44.7%	$96,105	34.8%	3,170
Carol A. Schneeberger	70.0%	0	30.0%	44.6%	$98,120	41.9%	3,900

(1) Payout calculated as a percentage of base salary.

(2) Restricted common shares were granted on January 29, 2015, for 2014 long-term incentive program results.

The 2014 long-term incentive program requires each named executive officer to remain employed by Peoples for the full vesting period of the restricted common shares granted. This arrangement provides a valuable retention tool for the named executive officers. Additionally, vesting of the restricted common shares granted under the program requires that Peoples meets the performance criteria of maintaining a well capitalized status and report positive net income for each of the fiscal years comprising the vesting period. In the event the performance metrics are not met in a given year, the awards to be received at the end of the cliff-vesting period will be reduced by one-third. Dividends which would otherwise be received during the restriction period are accrued and paid to the recipient in the same proportion and at the same time that the underlying restricted common shares vest, if at all.

2015 Program Design

On December 18, 2014, the Compensation Committee approved discretionary, or individual, goals for Peoples' executive officers, concurrent with the Board's establishment of the 2015 corporate incentive performance goals. The Board again adopted a "balanced scorecard" approach with performance, capital and credit components weighted as follows:

Net Income	21.0%
Total Revenue (Net Interest Income plus Non-Interest Income)	7.0%
Return on Average Assets	10.5%
Tier 1 Common Capital Ratio	7.0%
Efficiency Ratio	7.0%
Earnings Per Share	10.5%
Criticized Assets	7.0%
Discretionary Individual Performance	30.0%

Retirement and Other Benefits

The executive officers participate in certain benefit programs available to all other employees of Peoples, subject to the same eligibility requirements that apply to all employees, including (i) the Peoples Bancorp Inc. Retirement Plan and Trust (the "Retirement Plan"), (ii) the Peoples Bancorp Inc. Retirement Savings Plan ("Peoples' 401(k) Plan"), (iii) the Peoples Bancorp Group Term Life Insurance Plan and (iv) medical and dental insurance plans provided by Peoples.

Retirement Plan

The Retirement Plan has a different benefit calculation for those individuals employed by Peoples before January 1, 2003, and those employed by Peoples on or after January 1, 2003 but before January 1, 2010. On December 17, 2009, the full Board closed the Retirement Plan to new entrants hired on or after January 1, 2010. Ms. Schneeberger was employed by Peoples prior to January 1, 2003; whereas, Messrs. Sloane and McGill were employed by Peoples after January 1, 2003, but before January 1, 2010. Messrs. Sulerzyski and Kirtley were employed by Peoples after January 1, 2010, and do not participate in the Retirement Plan.

On January 27, 2011, the Compensation Committee amended the Retirement Plan so that benefit accruals ceased as of March 1, 2011. For purposes of vesting and benefit eligibility, service continues to be credited in accordance with the terms of the Retirement Plan.

Compensation used to calculate the amount of pension benefit payable under the Retirement Plan includes base salary, incentive pay, overtime pay, bonuses and any pre-tax savings under the Peoples' 401(k) Plan, as well as Peoples' Internal Revenue Code Section 125 cafeteria plan (collectively "annual compensation"). Benefit distribution options are identical for both groups of participants as is the vesting requirement in order to be eligible for a pension benefit under the Retirement Plan.

For those participants employed by Peoples before January 1, 2003, normal retirement occurs at age 65. The pension benefit for normal retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation, providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the participant's average compensation over his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) is then multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date.

Participants earned no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, was calculated as of March 1, 2011, and frozen as of that date.

For those participants employed by Peoples before January 1, 2003, early retirement could occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for early retirees is calculated as follows:

(a) Forty percent (40%) of the participant's average compensation (annual compensation providing the highest total for five consecutive years out of the last ten years of service), plus

(b) Seventeen percent (17%) of the excess of the executive officer's average compensation over his/her Social Security-covered compensation; with

(c) The sum of the amounts calculated under (a) and (b) multiplied by the ratio of total years of service projected to normal retirement date to 30, such ratio not to exceed 1.

(d) The benefit amount in (c) is then multiplied by the ratio of total years of service with Peoples earned to date to total years of service projected to normal retirement date, and reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

Participants earned no further accruals after March 1, 2011. Each component of the benefit formula, including average compensation, Social Security covered compensation, years of service earned to date and years of service projected to normal retirement date, was calculated as of March 1, 2011 and frozen as of that date.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, normal retirement occurs at age 65. The pension benefit for these normal retirees is calculated as follows:

(a) The Cash Balance Account (as such term is defined in the Retirement Plan) at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the participant's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year.

(d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

No compensation-related credits were added to any participant's account balance after March 1, 2011. However, interest credits, as described above, will continue to be added to a participant's account balance at the end of each plan year until the year in which the participant terminates employment with Peoples.

For those participants employed by Peoples on or after January 1, 2003, and prior to January 1, 2010, early retirement could occur at age 50 if the participant has at least ten years of service with Peoples. The pension benefit for these early retirees is calculated as follows:

(a) The Cash Balance Account at the end of the prior plan year, plus

(b) Interest to the earlier of the end of the prior plan year or the end of the month containing the participant's date of termination of employment on the Cash Balance Account as of the end of the prior plan year based on the one-year constant maturity rate for the December preceding the determination year plus 50 basis points, plus

(c) An annual accrual equal to 2% of compensation for the plan year provided the participant earned a year of service during the plan year.

(d) The Cash Balance Account is converted at the date of termination of employment into a monthly life annuity benefit payable beginning at the participant's normal retirement date. Conversion calculations are based on actuarial equivalence factors specified in the Retirement Plan.

(e) The benefit is reduced by one-fifteenth for each of the first five years and one-thirtieth for each of the next ten years by which the participant's early retirement date precedes the normal retirement date.

No compensation-related credits were added to any participant's account balance after March 1, 2011. However, interest credits, as described above, will continue to be added to a participant's account balance at the end of each plan year until the year in which the participant terminates employment with Peoples.

None of the named executive officers participated in multiple defined benefit retirement plans. Under the terms of the Retirement Plan, participants are not granted extra years of credited service.

Peoples' 401(k) Plan

The executive officers are also eligible to participate in Peoples' 401(k) Plan, on the same basis as other employees. In 2014, the "company match" under Peoples' 401(k) Plan was 100% of the first 3% of an employee's contribution, and 50% of the next 2% that the employee contributed, the sum of which was subject to a maximum match of 4% of eligible compensation.

Nonqualified Deferred Compensation Plan

On July 25, 2013, the Board approved the Peoples Bancorp Inc. Nonqualified Deferred Compensation Plan (the "NQDC Plan"). On November 20, 2013, the Compensation Committee approved the NQDC Plan for continuation in 2014. Participation in the NQDC Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The NQDC Plan is offered for the purpose of providing a vehicle for the deferral of compensation in excess of statutory limits under the Peoples' 401(k) Plan for those participating in the NQDC Plan. Participants may elect to defer base salary, annual bonus and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that plan year unless otherwise permitted under the NQDC Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the investment selections made by the participant for the account. The Compensation Committee determines the deemed investments with which participants may direct that their bookkeeping accounts be credited.

Peoples may make discretionary contributions to participants' bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred under the NQDC Plan had been deferred under the Peoples' 401(k) Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under the Peoples' 401(k) Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death, and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed on the January 1 immediately following the participant's termination of employment in a single lump-sum payment; provided, however, that, at the time a participant makes an initial deferral election under the NQDC Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death.

2014 eligibility criteria required participants to have both a 2013 gross compensation of $200,000 or greater, and an officer title of Vice President or higher at Peoples or any of its affiliates. Each of the named executive officers met these criteria. Mr. Sulerzyski, Mr. Sloane, Mr. McGill, Mr. Kirtley and Ms. Schneeberger elected to participate in the NQDC Plan during 2014.

Insurance Plans

The executive officers participate in the Peoples Bancorp Group Term Life Insurance Plan on the same basis as other employees. Peoples pays the premiums for all employees under this plan. If an employee dies, his or her beneficiary will be paid an amount equal to two times the employee's base salary at the time of death, up to a limit of $600,000.

The executive officers are also eligible to participate in medical and dental insurance plans provided by Peoples on the same basis as other employees. The plans are contributory, and both the employees and Peoples pay for a portion of the cost of the health insurance premiums.

 Employee Stock Purchase Plan

The executive officers are eligible to participate in the Peoples Bancorp Inc. Employee Stock Purchase Plan (the "ESPP") on the same basis as other employees. The ESPP is intended to comply with Sections 421 and 423 of the Internal Revenue Code of 1986. Employees are permitted to buy Peoples common shares through payroll deductions at a discount of up to 15% of the fair market value of the common shares on the last day of the applicable offering period. The Compensation Committee determines the establishment of any offering period and the dates on which any offering period will take place. No offering periods were authorized by the Compensation Committee during 2014; therefore, no common shares were purchased through the ESPP in 2014.

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the level of perquisites and other personal benefits provided to the executive officers. Consistent with Peoples' overall compensation program, the Compensation Committee believes the perquisites and other personal benefits provided to the executive officers are reasonable and necessary to attract and retain employees for key positions which, in turn, promote the long-term interests of our shareholders.

Peoples maintains an Executive Health Program, which provides an opportunity for each executive officer to participate, on a voluntary basis, in a comprehensive medical screening annually at the expense of Peoples. The objective of the Executive Health Program is the early identification of potential health problems and the prompt, expert treatment of any medical problems detected, thereby mitigating the negative potential impact on Peoples' financial performance or current management succession plans. Some of the executive officers participate in a program under which Peoples offers a limited reimbursement for fitness club memberships. This program is available to all employees, and is part of an overall wellness initiative at Peoples. In 2014, all of the named executive officers participated in a wellness incentive program, available to all Peoples medical plan participants, which provided up to a one-time $1,250 payment to a Health Savings or Flexible Spending Account, depending upon individual compliance with the program's requirements, which include wellness-related activities.

Based on business need, on a case-by-case basis, the Compensation Committee has granted the use of a company-paid automobile and/or country club membership to certain executive officers to further business development on behalf of Peoples and our shareholders. Personal use of a company-paid automobile is reported as income to the executive officer. Expenses relating to personal use of the country club amenities are either reimbursed to Peoples or paid directly by the named executive officer.

On a case-by-case basis, the Compensation Committee pays or reimburses executive officers for moving expenses and temporary housing as part of the executive's recruitment package. Peoples maintains an Expense Policy that is subject to review and approval by the full Board.

Change in Control Agreements

Peoples has entered into change in control agreements with Mr. Sulerzyski, Mr. Sloane, Mr. McGill, Mr. Kirtley and Ms. Schneeberger. The change in control agreements are designed to motivate the executive officers to act in the best interests of shareholders and to promote stability and continuity of the services of the named executive officers during a change in control. The change in control agreements are "double trigger" agreements that provide severance payments to an executive officer only if Peoples or its successor terminates the executive officer's employment without "cause" or the executive officer terminates his or her employment with "good reason" after the change in control. The Compensation Committee chose the "double trigger" to forego extra costs to Peoples or its successor if an executive officer continues in the same or a similar role after the change in control, while still motivating the executive officer to act in the best interests of the shareholders by providing for the executive officer even if he or she would not have the same or a similar role after the change in control. Additional information regarding the definition of a change in control, the additional event(s) that must occur in order for an executive officer to receive severance compensation following a change in control and potential payments under such agreements for the executive officers is provided under the section captioned "**OTHER POTENTIAL POST EMPLOYMENT PAYMENTS"** beginning on page 48.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code prohibits Peoples from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) and the four other most highly-compensated officers of Peoples, other than the chief financial officer, serving at the end of Peoples' fiscal year. The $1 million compensation deduction limitation does not apply to "performance-based compensation." Peoples does not have a policy that requires all compensation to its named executive officers in a fiscal year to be tax deductible; however, the Compensation Committee attempts, to the extent practicable, to structure the equity-based awards under the long-term incentive program to qualify as performance-based compensation under Section 162(m). While the Compensation Committee carefully considers the net cost and value to Peoples of maintaining the deductibility of all compensation, it also desires the flexibility to reward named executive officers and other key employees in a manner that enhances Peoples' ability to attract and retain individuals, as well as to create longer term value for shareholders. Thus, income tax deductibility is only one of several factors the Compensation Committee considers in making decisions regarding Peoples' compensation program.

Non-Qualified Deferred Compensation

Section 409A of the Internal Revenue Code imposes additional taxes, interest and penalties on non-qualified deferred compensation arrangements that do not satisfy its requirements. Peoples believes that it is administering its non-qualified deferred compensation arrangements in accordance with the requirements of Section 409A and has amended its non-qualified deferred compensation arrangements, including the change in control arrangements with the executive officers, to comply with the final regulations issued under Section 409A of the Internal Revenue Code. Peoples has not realized any material changes to its compensation program as a result of compliance with Section 409A.

Accounting for Equity-Based Compensation

Compensation costs for stock options, restricted common share awards and stock appreciation rights ("SAR") are measured at the fair value of these awards on their grant date. Compensation expense for time-vested awards is recognized over the required service period, generally the vesting period for stock options and stock appreciation rights, and the restriction period for restricted common share awards. Compensation expense for time-vested awards granted to employees who are eligible for retirement is recognized through the date the employee is first eligible to retire or at the grant date, whichever is later. Compensation expense for performance-vested restricted common share awards is recognized over the performance period, once management believes it is probable the performance requirements will be met. For all awards, only the expense for the portion of the awards expected to vest is recognized.

Other Information

Peoples has a stock holding requirement for the executive officers with respect to equity-based compensation awards, which will remain in effect during the entire time the individuals are employed by Peoples. The holding requirement is based upon a percentage of the "net shares" held by an executive officer following vesting or exercise of an equity-based compensation award. Such "net shares" represent the number of common shares an executive officer owns after paying for taxes through the withholding of common shares in the case of restricted common shares, or if granted in the future, after paying for the exercise price and taxes through the withholding of common shares in the case of the exercise of stock options or other similar forms of equity-based awards. Each executive officer is required to maintain ownership of 50% of such net shares through the term of his or her employment. Other than this stock holding requirement with respect to equity-based compensation awards, Peoples has no equity or other security ownership requirements for executive officers.

Summary

The Compensation Committee believes that the best measure of whether the executive compensation program is achieving its intended goals is to look at the long-term performance of Peoples, as well as the relative improvements in performance during any given time period. Peoples' executive officers received payouts under the incentive compensation program based upon the levels of corporate and individual performance achieved for 2014. In light of the results previously described in this **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"**, the Compensation Committee believes Peoples' compensation program for its named executive officers continues to be aligned with the interests of our shareholders. The incentive compensation program is a performance-based system that provides a balanced foundation for strong and effective leadership into the future and ensures alignment with long-term shareholder interests without encouraging unnecessary and excessive risk-taking that could threaten the value of Peoples.

In view of the current economic and financial environment, the Compensation Committee has reviewed the design and operation of Peoples' incentive compensation arrangements with Peoples' senior risk officer. This review included the 2014 performance goals required to be achieved for threshold, target and maximum levels of cash and equity-based incentive payments. The Compensation Committee has determined that these arrangements do not provide Peoples' executive officers with the incentive to engage in business activities or other behavior that would threaten the value of Peoples or the investments of our shareholders, or otherwise have a material adverse effect on Peoples.


COMPENSATION COMMITTEE REPORT


The Compensation Committee has reviewed and discussed the **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the full Board that the **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** be included in this proxy statement and incorporated by reference into Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Discussion of Risk Review and Assessment

Peoples' Vice President, Director of Risk Management has conducted an assessment of Peoples' 2014 compensation programs and has reviewed, evaluated and discussed the assessment and the compensation programs with the Compensation Committee. The most recent review and discussion with the Compensation Committee with respect to Peoples' 2014 compensation programs occurred on October 23, 2014, and covered the senior management and executive compensation plans in which the named executive officers are eligible to participate. The review of these plans took into consideration: (i) products and services incented; (ii) the risk time horizon of those products and services; (iii) incentives paid as a percentage of total revenue; and (iv) incentives paid as a percentage of each participant's total compensation. Broad-based welfare and benefit plans that do not discriminate in scope, terms or operation in favor of named executive officers were excluded from the review.

The Compensation Committee believes that Peoples' overall compensation practices for its executive officers, which include the following elements, limit the ability of these officers to benefit from taking unnecessary and excessive risks:

- Balance between base salary, and cash and equity-based incentive compensation opportunities;
- Maximum payouts which limit overall payout potential;
- Balance between short-term (cash) and long-term (equity-based) incentive compensation opportunities;
- Use of a balanced scorecard approach in setting performance goals with interacting, complementary incentive objectives that discourage emphasis on any single objective;
- Peoples' tone at the top and culture of ethically doing the right thing;
- Grants of only full value equity awards for purposes of potential equity-based long-term incentive compensation; and
- Award of restricted common shares with a performance-based vesting requirement based upon the achievement of minimum company performance metrics

In addition, the Compensation Committee believes there are controls around incentive programs for all employees that effectively discourage unnecessary and excessive risk-taking. All employee incentive programs allow for management discretion (or Compensation Committee discretion in the case of the incentive program in which executive officers are eligible to participate) to reduce or eliminate any award. The Compensation Committee reviews and approves all executive officer compensation plans and award opportunities, and the full Board reviews and approves the corporate performance goals.

Most officers, including the named executive officers, and employees serving Peoples in support roles, such as accounting, loan operations and deposit operations, participate in the incentive program. Approximately 50% of Peoples' employees participate in the incentive program. Annual cash incentives, as well as equity-based incentives under the incentive program, are payable only when specific pre-determined performance goals are met. All participants in the incentive program have some portion of their award dependent on the selected corporate performance criteria. In addition, the potential incentives payable to senior officers having only compliance, risk, credit quality and internal control roles are tied to corporate goals under the incentive program with only a 25% weighting. The remainder of their potential incentives is driven by individual goals tied to their specific job functions. The Compensation Committee ultimately approves all incentive compensation paid to the named executive officers.

In addition to the incentive program, Peoples has (i) compensation plans for producers, including insurance agents and financial advisors, which include variable pay components (commission based on the sales of products underwritten or offered by independent third parties); (ii) compensation plans for home loan originators which include variable cash compensation components tied to the origination of one-to-four family real estate loans, the majority of which are sold into the secondary market; and (iii) other miscellaneous individual plans which are informal agreements that allow certain employees to earn amounts of cash incentive compensation without encouraging the employees to take unnecessary or excessive risk because their roles inherently do not have the opportunity for excessive levels of risk, either individually or in the aggregate, and the incentive compensation potential is not a substantial part of their respective total compensation.

The Compensation Committee believes that the elements of the incentive program and the other compensation plans, alone and/or combined with the systems of controls in place, such as separation of the valuation, authorization and payment of incentive compensation, as well as other components of compensation, do not encourage unnecessary or excessive risk-taking and do not encourage the manipulation of reported earnings to enhance the compensation of any employee or group of employees.

Further, in light of the significant level of oversight and controls surrounding incentive programs, and the significant amounts that would be required to materially impact Peoples' reported earnings, the Compensation Committee believes that, upon evaluation of the incentive opportunities for employees, including executive officers, any elements of the incentive program and other compensation and individual plans that have the potential to encourage the manipulation of reported earnings to enhance the compensation of any employee are appropriately mitigated.

Submitted by the Compensation Committee of the Board:
George W. Broughton (Chair), Carl L. Baker, Jr., David F. Dierker, David L. Mead and Susan D. Rector.

SUMMARY COMPENSATION TABLE FOR 2014

The table below summarizes the total compensation for each of the named executive officers for the fiscal years ended December 31, 2014, 2013, and 2012. Peoples has not entered into any employment agreements with any of the named executive officers.

(a)	(b)	(c)	(d)	(e)	(g)	(h)	(i)	(j)
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Stock Awards ($)**	**Non-Equity Incentive Plan Compensation ($)(8)**	**Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(9)**	**All Other Compensation ($)(10)**	**Total ($)**
Charles W. Sulerzyski *President and Chief* *Executive Officer*	2014 2013 2012	$460,125 $450,000 $420,000	- - -	$238,619(4) $242,333 (5) $58,853 (6)	$311,504 $235,350 $290,220	- - -	$29,069 $21,695 $11,792	$1,039,317 $949,378 $780,865
Edward G. Sloane *Executive Vice President,* *Chief Financial Officer* *and Treasurer*	2014 2013 2012	$224,000 $219,000 $215,000	$25,000 (1) - -	$62,005 (4) $76,370 (5) $27,932 (6)	$96,992 $74,898 $98,470	$67 $0 $70	$13,206 $11,450 $10,968	$421,270 $381,718 $352,440
Daniel K. McGill *Executive Vice President,* *Chief Commercial Banking* *Officer*	2014 2013 2012	$240,000 $234,000 $230,000	- - $50,000 (2)	$62,005 (4) $76,370 (5) $349,857 (7)	$103,440 $105,534 $97,290	$27 $27 $25	$15,880 $17,843 $15,734	$421,352 $433,774 $742,906
Timothy H. Kirtley *Executive Vice President,* *Chief Credit Officer*	2014 2013 2012	$215,000 $210,000 $200,000	$10,000 (1) - $20,000 (3)	$62,005 (4) $87,280 (5) $9,645 (6)	$96,105 $82,320 $95,400	- - -	$15,133 $11,450 $14,617	$398,243 $391,050 $339,662
Carol A. Schneeberger *Executive Vice President,* *Chief Administrative Officer*	2014 2013 2012	$220,000 $215,000 $210,000	$25,000 (1) - -	$62,005 (4) $87,280 (5) $28,747 (6)	$98,120 $82,560 $106,900	$279,780 $788 $97,592	$13,356 $13,766 $10,801	$698,261 $399,394 $454,040

(1)   On February 25, 2015, Messrs. Sloane and Kirtley and Ms. Schneeberger were paid a one-time bonus, authorized by the Compensation Committee on January 23, 2015 in recognition for outstanding accomplishments in 2014 with respect to operational soundness and execution of Peoples' acquisition strategy.

(2)   Mr. McGill was paid a $50,000 bonus on October 1, 2012 as part of a retention strategy specific to Mr. McGill.

(3)   Mr. Kirtley received a retention bonus of $20,000 on February 15, 2012 in accordance with his initial employment offer.

(4)   The amounts in column (e) for 2014 reflect the grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted common shares pursuant to the 2013 incentive program, which were granted under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted common shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 16. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014. With respect to Mr. Sulerzyski, the amount in this column reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date for not only (i) the award of 8,904 restricted common shares pursuant to the 2013 incentive program as discussed in the preceding paragraph of this footnote (4) but also (ii) the award of 2,000 restricted common shares approved by the Compensation Committee on January 23 2014, which vested on July 28, 2014. The 2,000 restricted common shares represented a discretionary time-vested grant made in accordance with the Compensation Committee's determination that Mr. Sulerzyski's payout percentages were not in line with the Peer Group median during 2013. The discretionary grant represented an additional 10% payout, bringing Mr. Sulerzyski's incentive compensation under the equity-based long-term incentive program for 2013 (and granted in 2014) in line with the Compensation Committee's target. For a more complete discussion of the background of this discretionary grant, please see the disclosure under the caption "Executive Summary -- Pay for Performance: Our Key Compensation Decisions - Discretionary Share Grant" in the "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" section of Peoples' Proxy Statement, dated March 20, 2014, related to the Annual Meeting of Shareholders held on April 24, 2014.

(5)   The amounts in column (e) for 2013 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 and based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted common shares pursuant to the 2012 incentive program, which were granted under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted common shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(6)   The amounts in column (e) for 2012 reflect the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for awards of restricted common shares pursuant to the 2011 incentive program, which were granted under Peoples' 2006 Plan and are reported for the fiscal year during which the restricted common shares were granted. The reported amounts exclude the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(7)   The amount reported represents the total of two separate equity grants to Mr. McGill made in 2012. The first grant represents $32,007 of the sum in column (e) which reflects the grant date fair value, computed in accordance with FASB ASC Topic 718 based on The NASDAQ Global Select Market® price of Peoples' common shares on the grant date, for an award of restricted common shares pursuant to the 2011 incentive program under Peoples' 2006 Plan and is reported for the fiscal year during which the restricted common shares were granted. The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions, as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The second grant represents $317,850 of the sum in column (e) which reflects the grant date fair value of 15,000 restricted common shares granted to Mr. McGill on October 30, 2012. The restrictions lapsed as to 5,000 common shares on each of October 30, 2013, and October 30, 2014, and will lapse as to the remaining 5,000 common shares on October 30, 2015 if Mr. McGill remains employed by Peoples on that date. The reported amount excludes the impact of estimated forfeitures related to service-based vesting conditions as required by applicable SEC rules. See "Note 17. Stock-Based Compensation" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(8)   The amounts in column (g) represent cash incentives earned under the incentive program and are reported for the fiscal year with respect to which the cash incentives were earned. The amounts shown for 2014 were paid February 25, 2015. The amounts shown for 2013 were paid February 21, 2014. The amounts shown for 2012 were paid February 22, 2013.

(9)   The amounts in column (h) include, for the participating named executive officers, the increase in the actuarial present value of the named executive officer's accumulated benefits under the Retirement Plan determined using assumptions consistent with those used in "Note 11. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and include amounts the executive officer may not be entitled to receive, because such amounts are not vested. Mr. Sulerzyski and Mr. Kirtley do not participate in the Retirement Plan. No amounts are required to be reported in this column with respect to earnings on compensation deferred under the NQDC Plan by the named executive officers since those earnings do not represent "above-market" earnings for purposes of the applicable SEC rules. For Ms. Schneeberger, the amounts in column (h) also include the amount of interest accrued ($637 in 2014, $788 for 2013, and $904 for 2012) on the cumulative amount of cash incentives deferred by her under the terms of the Amended and Restated Incentive Award Plan (the "Pre-2010 Incentive Plan") since the interest rate was above-market or preferential. Ms. Schneeberger is the only named executive officer who participates in the Pre-2010 Incentive Plan. For purposes of the fiscal year ended December 31, 2014, the actuarial present value of the accumulated benefits for Mr. Sloane, Mr. McGill, and Ms. Schneeberger represented a net gain in value, resulting in a value of $67 reported in the table above for Mr. Sloane, a value of $27 reported for Mr. McGill, and a value of $279,143, reported for Ms. Schneeberger. The increase in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" for Ms. Schneeberger is additionally based upon two factors in 2014. There were no changes to the underlying plans that are the basis for these figures. The first factor was an update in mortality tables used to calculate actuarial present value, increasing the life expectancy assumption used in the calculation. This factor increased the present value of benefits for Ms. Schneeberger by $144,895. Second, a decrease in the discount rate used in the actuarial present value due to persistently low interest rates resulted in a substantial increase in Ms. Schneeberger's actuarial present value. This factor increased the present value of Mr. Schneeberger's benefits by $99,797. The remaining increase was a result of the fair market increase of the value of the assets of $34,451.

(10)   All other compensation for each individual for 2014 includes: (i) Mr. Sulerzyski - Peoples' 401(k) Plan company match in the amount of $10,400, $1,250 wellness incentive payment, and $17,419 in company matching contributions under the NQDC Plan; (ii) Mr. Sloane - Peoples' 401(k) Plan company match in the amount of $10,400, $1,250 wellness incentive payment and $1,556 in company matching contributions under the NQDC Plan; (iii) Mr. McGill - Peoples' 401(k) Plan company match in the amount of $10,400, Executive Health Program payments made on his behalf in the amount of $1,434, $625 wellness incentive payment, and $3,421 in company matching contributions under the NQDC Plan; (iv) Mr. Kirtley - Peoples' 401(k) Plan company match in the amount of $10,400, Executive Health Program payments made on his behalf in the amount of $1,990, $1,250 wellness incentive payment and $1,493 in company matching contributions under the NQDC Plan; and (v) Ms. Schneeberger - Peoples' 401(k) Plan company match in the amount of $10,400, $1,250 wellness incentive payment and $1,706 in company matching contributions under the NQDC Plan. See the disclosure under the caption "**NON-QUALIFIED DEFERRED COMPENSATION FOR 2014**" beginning on page 46 of this Proxy Statement for more information concerning the calculation of earnings with respect to contributions made by Peoples and the named executive officers, and credited to the named executive officers' accounts under the NQDC Plan.

GRANTS OF PLAN-BASED AWARDS FOR 2014

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Charles W. Sulerzyski	—	—	$57,516	$230,063	$345,094	$46,013	$220,860	$331,290	—	—	—	—
	2/4/14	1/30/14	—	—	—	—	—	—	8,904	—	—	$193,039
	1/28/14	1/23/14	—	—	—	—	—	—	2,000 (4)	—	—	$45,580
Edward G. Sloane	—	—	$19,712	$78,400	$117,600	$14,112	$56,000	$84,000	—	—	—	—
	2/4/14	1/30/14	—	—	—	—	—	—	2,860	—	—	$62,005
Daniel K. McGill	—	—	$21,120	$84,000	$126,000	$15,120	$60,000	$90,000	—	—	—	—
	2/4/14	1/30/14	—	—	—	—	—	—	2,860	—	—	$62,005
Timothy H. Kirtley	—	—	$18,920	$75,250	$112,875	$13,545	$53,750	$80,625	—	—	—	—
	2/4/14	1/30/14	—	—	—	—	—	—	2,860	—	—	$62,005
Carol A. Schneeberger	—	—	$19,360	$77,000	$115,500	$13,860	$55,000	$82,500	—	—	—	—
	2/4/14	1/30/14	—	—	—	—	—	—	2,860	—	—	$62,005

(1)   Annual cash incentive potential available for payment through the incentive program if the indicated level of performance were achieved for the 2014 fiscal year. Refer to the discussion under the caption **"2014 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 31 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** for additional information regarding the incentive program. The annual cash incentive earned for the 2014 fiscal year is reported in column (g) of the "**SUMMARY COMPENSATION TABLE FOR 2014**".

(2)   Economic value of equity-based grants available for award through the incentive program under Peoples' 2006 Plan if the indicated level of performance were achieved for the 2014 fiscal year. Equity-based incentive awards are denominated in dollars, rather than number of common shares. As a result, the threshold, target and maximum amounts are shown in "dollars" rather than the "number of common shares." At the time of payout, the economic value of the actual award earned will be translated into awards of restricted common shares to be settled in common shares delivered under the 2006 Plan. The awards are made after results in respect of the fiscal year's performance goals have been measured, and the awards with respect to the performance for the 2014 fiscal year were granted on January 29, 2015. Refer to the discussion under the caption **"2014 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 31 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** for additional information regarding grants of equity-based awards.

(3) Except as noted in footnote (4) below, the number of common shares shown in column (j) reflects the aggregate number of restricted common shares granted through the incentive program based upon corporate and individual performance for the 2013 fiscal year, which were granted under the 2006 Plan on February 4, 2014. The economic value of the equity-based incentive awards earned was converted into the number of restricted common shares shown, using the closing price of Peoples' common shares on the grant date. One-third of these restricted common shares vested on February 4, 2015. One-third will vest on February 4, 2016 if the named executive officer remains employed by Peoples on that date, and one-third will vest on February 4, 2017 if the named executive officer remains employed by Peoples on that date. The vesting on each anniversary of the grant date is also subject to the requirements that Peoples have maintained a well capitalized status under applicable regulatory standards and reports net income for the fiscal year ended immediately prior to the applicable anniversary of the grant date. The named executive officer has the right to vote the common shares underlying the restricted common shares and is entitled to receive dividends paid with respect to the underlying common shares at the same level as paid to other shareholders of Peoples; however, the dividends will be subject to the same restrictions on transfer as the restricted common shares with respect to which they were paid or issued. Refer to the discussion under the caption **"2014 Executive Compensation Components - *Cash and Equity-Based Incentive Program*"** beginning on page 31 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS"** for additional information regarding grants of equity-based awards.

(4) These 2,000 restricted common shares represented a discretionary time-vested grant made in accordance with the Compensation Committee's determination that Mr. Sulerzyski's payout percentages were not in line with the Peer Group median during 2013. The discretionary grant represented an additional 10% payout, bringing Mr. Sulerzyski's incentive compensation under the equity-based long-term incentive program for 2013 (and granted in 2014) in line with the Compensation Committee's target. For a more complete discussion of the background of this discretionary grant, please see the disclosure under the caption "**Executive Summary** -- Pay for Performance: Our Key Compensation Decisions - Discretionary Share Grant" in the "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**" section of Peoples Proxy Statement, dated March 20, 2014, related to the Annual Meeting of Shareholders held on April 24, 2014.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2014

The following table provides information relating to the option/SAR awards and restricted common share awards held by the named executive officers at the end of the 2014 fiscal year. Each grant is shown separately for each named executive officer. The market value of the stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market® on December 31, 2014, which was $25.93.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/ SARs Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options/ SARs (#)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles W. Sulerzyski	1/29/2013	—	—	—	—	—	7,404 (3)	$191,986	—	—
	2/4/2014	—	—	—	—	—	8,904 (4)	$230,881	—	—
	1/29/2015	—	—	—	—	—	—	—	12,851 (6)	$303,669
Edward G. Sloane	1/29/2013	—	—	—	—	—	2,333 (3)	$60,495	—	—
	2/4/2014	—	—	—	—	—	2,860 (4)	$74,160	—	—
	1/29/2015	—	—	—	—	—	—	—	3,900 (6)	$92,157
Daniel K. McGill	10/30/2012	—	—	—	—	—	5,000 (5)	$129,650	—	—
	1/29/2013	—	—	—	—	—	2,333 (3)	$60,495	—	—
	2/4/2014	—	—	—	—	—	2,860 (4)	$74,160	—	—
	1/29/2015	—	—	—	—	—	—	—	3,690 (6)	$87,195
Timothy H. Kirtley	1/29/2013	—	—	—	—	—	2,667 (3)	$69,155	—	—
	2/4/2014	—	—	—	—	—	2,860 (4)	$74,160	—	—
	1/29/2015	—	—	—	—	—	—	—	3,170 (6)	$74,907
Carol A. Schneeberger	2/10/2005	792 (1)	—	—	$27.38	2/10/2015	—	—	—	—
	2/9/2006	1,903 (1)	—	—	$28.25	2/9/2016	—	—	—	—
	2/13/2007	938 (2)	—	—	$29.25	2/13/2017	—	—	—	—
	2/20/2008	1,165 (2)	—	—	$23.77	2/20/2018	—	—	—	—
	1/29/2013	—	—	—	—	—	2,667 (3)	$69,155	—	—
	2/4/2014	—	—	—	—	—	2,860 (4)	$74,160	—	—
	1/29/2015	—	—	—	—	—	—	—	3,900 (6)	$92,157

(1) Represents common shares underlying stock options granted to Ms. Schneeberger.

(2) Stock-settled SARs covering 938 common shares were approved by the Compensation Committee on February 8, 2007, granted on February 13, 2007, and vested on February 13, 2010. Stock-settled SARs covering 1,165 common shares were approved by the Compensation Committee on February 14, 2008, granted on February 20, 2008, and vested on February 20, 2011.

(3) Represents unvested portion, or one-third, of the original award, as of December 31, 2014, of restricted common shares which were approved by the Compensation Committee on January 24, 2013, and granted on January 29, 2013, with respect to individual performance for the 2012 fiscal year. One-third of the restricted common shares had a time and performance based vesting requirement and vested on January 29, 2014, as the named executive officer remained employed by Peoples on that date. One-third of the restricted common shares vested on January 29, 2015, as the named executive officer remained employed by Peoples on that date and Peoples had maintained a well capitalized status under applicable regulatory standards and reported net income for the fiscal year ended December 31, 2014, and one-third will vest on January 29, 2016 if the named executive officer remains employed by Peoples on that date. The vesting on January 29, 2016 is also subject to the requirements that Peoples maintains a well capitalized status under applicable regulatory standards and reports net income for the fiscal year ending December 31, 2015.

(4)   Represents unvested portion, as of December 31, 2014, of restricted common shares which had been approved by the Compensation Committee on January 30, 2014, and granted on February 4, 2014, with respect to individual performance for the 2013 fiscal year. One-third of the restricted common shares had a time and performance based vesting requirement and vested on February 4, 2015, as the named executive officer remained employed by Peoples on that date. One-third of the restricted common shares will vest on February 4, 2016 if the named executive officer remains employed by Peoples on that date, and one-third will vest on February 4, 2017 if the named executive officer remains employed by Peoples on that date. The vesting on each anniversary of the grant date was and is also subject to the requirements that Peoples has and will maintain a well capitalized status under applicable regulatory standards and has and will report net income for the fiscal year ending immediately prior to the applicable anniversary of the grant date.

(5)   Represents unvested portion, or one-third, of the original award, as of December 31, 2014, of restricted common shares which had been approved by the Compensation Committee on September 13, 2012, and granted on October 30, 2012. One-third of these restricted common shares vested on October 30, 2013, one-third of these restricted common shares vested on October 30, 2014, and the remaining one-third will vest on October 30, 2015, provided Mr. McGill remains employed by Peoples on that anniversary date.

(6)   Represents restricted common shares which were approved by the Compensation Committee on January 22, 2015, and granted on January 29, 2015, with respect to individual performance for the 2014 fiscal year. They are considered "unearned" as they could not have been granted until after the end of the 2014 fiscal year when the performance results upon which they were based were determined. These restricted common shares were granted with a three-year "cliff vesting" period, and will vest on the third anniversary of the grant date. The vesting on the three-year anniversary of the grant date is also subject to the requirements that Peoples has maintained a well capitalized status under applicable regulatory standards and reports positive net income for each of the fiscal years comprising the vesting period. The market value of the unearned stock awards is based on the closing price of Peoples' common shares as reported on The NASDAQ Global Select Market® on January 29, 2015, which was $23.63.

OPTION EXERCISES AND STOCK VESTED FOR 2014

The following table provides information for the named executive officers relating to restricted common shares that vested during the 2014 fiscal year, including the number of common shares acquired upon vesting and the value realized. The values shown below are before payment of any applicable withholding tax. None of the named executive officers exercised stock options or SARs during the 2014 fiscal year.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Common Shares Acquired on Exercise (#)	Valued Realized on Exercise ($)	Number of Common Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles W. Sulerzyski	—	—	16,965	$405,288
Edward G. Sloane	—	—	2,811	$60,531
Daniel K. McGill	—	—	8,051	$190,399
Timothy H. Kirtley	—	—	1,901	$42,030
Carol A. Schneeberger	—	—	3,026	$65,318

PENSION BENEFITS FOR 2014

The table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each named executive officer, participating under the Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Peoples' Consolidated Financial Statements, as disclosed in "Note 11. Employee Benefit Plans" of the Notes to the Consolidated Financial Statements filed as part of Item 8 of Part II of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Information regarding the Retirement Plan can be found in the discussion under the caption **"Retirement and Other Benefits"** beginning on page 34 of **"EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS."**

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Charles W. Sulerzyski (1)	Retirement Plan	—	—	—
Edward G. Sloane	Retirement Plan	3	$10,647	—
Daniel K. McGill	Retirement Plan	1	$4,188	—
Timothy H. Kirtley (1)	Retirement Plan	—	—	—
Carol A. Schneeberger	Retirement Plan	34	$991,657	—

(1) Messrs. Sulerzyski and Kirtley were employed by Peoples after the Retirement Plan was closed to new entrants and, therefore are not and will not be participants in the Retirement Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2014

The following table provides information regarding two separate nonqualified deferred compensation plans maintained by Peoples. The first plan as to which information is provided reflects cash incentives earned by Ms. Schneeberger under the Pre-2010 Incentive Plan but which were deferred in accordance with the terms of the Pre-2010 Incentive Plan. No other named executive officer participated in the Pre-2010 Incentive Plan. Ms. Schneeberger was required to defer 25% of any annual cash incentives earned under the terms of the Pre-2010 Incentive Plan. Once the mandatory deferral period lapsed, Ms. Schneeberger was permitted to either take a cash distribution or further defer receipt of the cash incentive, until she retires or her employment is terminated. Interest on the deferred compensation is accrued at a rate equal to 50% of Peoples' Return on Average Equity achieved during each calendar year throughout the deferral period. In addition to the mandatory 25% deferral, Ms. Schneeberger also had the option to (i) defer any remaining annual cash incentive compensation to be paid to her and (ii) further defer the mandatory amount after the original three-year period had lapsed until she retires or until her employment with Peoples is terminated. If Ms. Schneeberger qualifies as a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of her separation from service, the distribution of the account will be delayed until the first business day of the seventh month following the date of separation of service. Since 2010, the sole activity under the Pre-2010 Incentive Plan has been further deferrals of previously deferred mandatory amounts or payouts as described in this paragraph. Since 2011, no activity has occurred with respect to the Pre-2010 Incentive Plan, except earnings and distribution activity for pre-existing participants.

The second plan as to which information is provided in the following table is the NQDC Plan. Participation in the NQDC Plan is limited to a select group of management and highly-compensated employees designated annually by the Compensation Committee. The NQDC Plan is an unfunded arrangement and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of ERISA. Participants may elect to defer base salary, annual bonus and other compensation such as commissions, but not equity-based awards. After the applicable deadline, a deferral election is irrevocable for that plan year unless otherwise permitted under the NQDC Plan. Generally, a participant must submit a deferral election by December 31 of the year before services are to be performed. The deferred compensation, if any, is credited to a bookkeeping account maintained on behalf of the participant. The participant is fully vested in the bookkeeping account which will be credited with earnings and losses based on the performance of the investment selections made by the participant for the account. The Compensation Committee determines the deemed investments which participants may direct that their bookkeeping accounts be credited with.

Peoples may make discretionary contributions to participants' bookkeeping accounts in such amount that would have been made pursuant to Peoples' 401(k) Plan as matching contributions if all amounts selected to be deferred under the NQDC Plan had been deferred under Peoples' 401(k) Plan. Any such contributions will be credited to the participants' bookkeeping accounts during the first calendar quarter following the last day of the plan year with respect to which the related compensation was deferred by participants and will vest in accordance with the vesting schedule under Peoples' 401(k) Plan, provided that the amounts will become fully vested in the event of a participant's retirement or death, and will be forfeited if a participant is terminated for cause.

The amount reflected in a participant's bookkeeping account will be distributed on the January 1 immediately following the participant's termination of employment in a single lump-sum payment; provided, however, that, at the time a participant makes an initial deferral election under the NQDC Plan, the participant may elect to receive distribution of the participant's account in up to ten substantially equal annual installments beginning on the January 1 immediately following the participant's termination and on each January 1 thereafter. If a participant dies before distribution of the amount reflected in the participant's bookkeeping account or complete distribution of the participant's account, then the participant's account will be distributed to the participant's beneficiary within 90 days after the participant's death.

2014 eligibility criteria required participants to have both a 2013 gross compensation of at least $200,000 and an officer title of Vice President or greater at Peoples or any of its affiliates. Each of the named executive officers met these criteria and elected to make deferrals under the NQDC Plan during 2014.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Name of Plan	Executive Contributions in Last Fiscal Year ($)(2)	Registrant Contributions in Last Fiscal Year ($)(3)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)(6)	Aggregate Balance at Last Fiscal Year-End ($)
Charles W. Sulerzyski	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$18,217	$17,419	$2,204 (4)	$208	$35,738 (7)
Edward G. Sloane	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$2,240	$1,556	$54 (4)	$9	$2,285 (7)
Daniel K. McGill	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$24,000	$3,421	$953 (4)	$135	$29,309 (7)
Timothy H. Kirtley	Pre-2010 Incentive Plan (1)	—	—	—	—	—
	NQDC Plan	$2,150	$1,493	$131 (4)	$16	$3,072 (7)
Carol A. Schneeberger	Pre-2010 Incentive Plan	—	—	$637 (5)	—	$21,319 (8)
	NQDC Plan	$2,201	$1,706	$56 (4)	$11	$2,556 (7)

(1)   Messrs. Sulerzyski, Sloane, McGill and Kirtley do not participate in the Pre-2010 Incentive Plan.

(2)   The amount reported represents the aggregate amount deferred by each participant with respect to the NQDC Plan for compensation earned during 2014 and contributed to the NQDC Plan.

(3)   The amount reported represents the matching contribution made by Peoples to each participant's account, pursuant to the NQDC Plan. These matching contributions were made on March 16, 2015 with respect to the participant's 2014 contributions. These amounts are included in "All Other Compensation" for 2014 in the **"SUMMARY COMPENSATION TABLE FOR 2014"** beginning on page 40 of this Proxy Statement.

(4)   The amounts reported represent the aggregate annual earnings on executive contributions during 2014. The amounts in this column are not reported in the **"SUMMARY COMPENSATION TABLE FOR 2014"**, as they are not above market or preferential.

(5)   The amount reported represents the aggregate earnings on the accumulated mandatory and voluntary deferrals of cash incentives. The interest rate for 2014 was 3.08%. This amount is included in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column total for 2014 for Ms. Schneeberger reported in the **"SUMMARY COMPENSATION TABLE FOR 2014"** on page 40. This amount is also included as part of the aggregate earnings reported in the "Total" column for Ms. Schneeberger.

(6)   The amounts reported represent fees paid for record keeping and administration of the NQDC Plan.

(7)   The amounts reported represent the accumulated total of executive contributions, company matching contributions, and aggregate earnings under the NQDC Plan for each participant. The following amounts are included in the aggregate balance as of December 31, 2014 and have not been reported as compensation to the listed officers in the Summary Compensation Tables for 2014 and 2013: (a) Mr. Sulerzyski - $2,541; (b) Mr. Sloane - $54; (c) Mr. McGill - $1,057; (d) Mr. Kirtley - $151; and (e) Ms. Schneeberger - $56.

(8)   This amount represents the accumulated voluntary deferrals of cash incentives and earnings thereon. All of this amount has been previously reported as compensation to Ms. Schneeberger in the Summary Compensation Tables for past fiscal years as well as 2014.

OTHER POTENTIAL POST EMPLOYMENT PAYMENTS

The amount of compensation payable to each named executive officer upon voluntary termination, early retirement, normal retirement, involuntary not-for-cause termination, for cause termination, termination following a change in control of Peoples, and termination in the event of the death or disability of the named executive officer is described below.

In the event of the retirement, disability or death of a named executive officer, or a change in control of Peoples, vesting would be accelerated with regard to the mandatory deferrals of cash incentives earned under the Pre-2010 Incentive Plan and unvested outstanding equity-based awards granted prior to January 1, 2014. A named executive officer participating in the NQDC Plan is fully vested at all times in the portion of the participant's bookkeeping account attributable to compensation deferred by the participant, Peoples' discretionary matching contributions, and any deemed earnings on such amounts.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, including termination for cause with the exception noted below, he or she is entitled to receive amounts earned during his or her term of employment. These amounts are not included in the table below. Such amounts would include:

- all vested equity-based awards earned through the long-term equity-based incentive compensation programs;

- all cash incentives voluntarily deferred under the Pre-2010 Incentive Plan. (This amount for Ms. Schneeberger ($21,319) is included in the table in the section captioned **"NON-QUALIFIED DEFERRED COMPENSATION FOR 2014"** beginning on page 46 within the "Aggregate Balance at Last Fiscal Year-End" column);

- the balance of the named executive officer's account in Peoples' 401(k) Plan;

- the balance credited to the named executive officer's bookkeeping account in the NQDC Plan;

- pay for a pro rata portion of unused paid time off, commensurate with the length of service in the current calendar year, if the named executive officer has been employed by Peoples for three or more years (except in the case of termination for cause); and

- amounts accrued and vested under the named executive officer's account in the Retirement Plan. These amounts are included in the table under the heading **"PENSION BENEFITS FOR 2014"** on page 46 and shown in the "Present Value of Accumulated Benefit" column. Ms. Schneeberger has met the five or more years of service requirement and would be paid the amount shown for her upon any termination of employment.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer (whether normal or early), in addition to the items identified above, he or she would receive the following benefits:

- all previously unvested equity-based awards would vest with respect to grants made prior to April 25, 2013

- unvested grants made after April 25, 2013 would vest in accordance with the time-based and performance-based vesting requirements specific to the grant, and would not be accelerated based upon retirement or death.

Retirement may occur at the age of 65 (normal retirement) or at the age of 50 if the executive officer has at least ten years of service with Peoples (early retirement).

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the headings "**Payments Made Upon Termination**" and "**Payments Made Upon Retirement**" above, the named executive officer would also receive benefits under Peoples' disability plan or payments under the Peoples Bancorp Group Term Life Insurance Plan, as applicable.

Payments Made Upon a Change in Control

In the event of a change in control where the surviving entity is not Peoples and the surviving entity (the "acquiror") does not assume or substitute equivalent awards for outstanding grants of options, SARs, restricted stock, restricted performance stock, or performance units, all such outstanding options and SARs would become immediately and fully exercisable and, in the case of restricted stock (other than restricted performance stock), all outstanding awards would become immediately and fully vested. In the case of restricted performance stock and performance units, all outstanding awards will be deemed to have been

fully earned based on the target level of performance being attained as of the effective date of the change in control. Additionally, the Board or its designee may, in its sole discretion, provide for a cash payment to be made to each participant for the outstanding restricted stock, restricted performance stock, or performance units upon the consummation of the change in control, determined on the basis of the fair market value that would be received in such change in control by the holders of Peoples' common shares underlying such awards.

In the event of a change in control where Peoples is the surviving entity, or the acquiror assumes the outstanding options, SARs, restricted stock, restricted performance stock or performance units, or substitutes equivalent equity awards relating to the securities of such acquiror or its affiliates, then all such awards or substitutes would remain outstanding and be governed by their respective terms and the provisions of the 2006 Plan. In such a change in control scenario:

- If a named executive officer is terminated without cause or terminates his or her employment with Peoples and its subsidiaries for good reason within 24 months following the change in control, and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then all of the named executive officer's outstanding options and SARs would become immediately and fully exercisable and, in the case of restricted common shares (other than restricted performance stock), all outstanding awards would become immediately and fully vested. In the case of restricted performance stock and performance units, all of the named executive officer's outstanding awards would be deemed to have been fully earned based on the target level of performance being attained. In the case of outstanding options or SARs, the named executive officer may exercise these options or SARs at any time within one year after such termination, except that an option or SAR would not be exercisable on any date beyond the expiration date of such option or SAR. If the named executive officer dies after such termination, the exercisability of all outstanding options or SARs would be treated in the same manner as that provided for a termination due to retirement; and

- If a named executive officer's employment is terminated for cause within 24 months following such change in control and Peoples is the surviving corporation or the acquiror has assumed the outstanding awards, then any options or SARs of such individual would expire, any non-vested restricted stock, restricted performance stock, or performance units would be forfeited, and all rights under such awards would terminate immediately.

Peoples has entered into change in control agreements with the named executive officers. Under these agreements, a change in control occurs when one or more of the following events take place:

- a "person" or "group" (as defined in Section 409A of the Internal Revenue Code) acquires ownership of shares of Peoples that, together with shares held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of Peoples;

- any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of shares of Peoples possessing 35% or more of the total voting power of the shares of Peoples;

- a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date that such appointments or elections are made; or

- any person or group acquires (or has acquired), during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from Peoples that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of Peoples immediately prior to such acquisition or acquisitions.

Generally, the agreements provide for severance compensation to the named executive officers if their employment is terminated by Peoples or its successor for any reason other than cause (defined as gross negligence or gross neglect of duties; commission of a felony or a gross misdemeanor involving moral turpitude in connection with their employment with Peoples; fraud, disloyalty, dishonesty or willful violation of any law or significant policy of Peoples committed in connection with their employment with Peoples; or issuance of an order by the banking regulators of Peoples for removal of the named executive officer) within six months prior to or 24 months after a defined change in control occurs. In addition, compensation will be paid if the named executive officer voluntarily terminates employment during the same periods because of: (i) the assignment to the named executive officer of any material duties or responsibilities inconsistent with the named executive officer's position(s), or a change in the named executive officer's reporting responsibilities, title(s), or office(s), or any removal of the named executive officer from or any failure to re-elect the named executive officer to any such position(s), except in connection with the named executive officer's termination of employment for cause, disability, retirement, or as a result of the named executive officer's death; (ii) a reduction in the named executive officer's base salary; (iii) the taking of any action by Peoples or its successor which would adversely affect the named executive officer's participation in or materially reduce the named executive officer's benefits under any benefit plans; (iv) any failure of Peoples to obtain the assumption of the agreement by any successor; or (v) geographic

relocation of the named executive officer to an office location more than 50 miles from the named executive officer's then current location without the named executive officer's consent or without reimbursement of reasonable moving expenses incurred by the named executive officer relating to a change of the named executive officer's principal residence in connection with relocation.

The named executive officer's base annual compensation for purposes of his or her respective agreement would be calculated as the average annualized compensation paid by Peoples which was includable in gross income, prior to any reductions for deferred arrangements, during the most recent five taxable years ending before the date of the change in control, subject to certain adjustments in the event that Section 280G of the Internal Revenue Code is triggered. For named executive officers that have worked for Peoples for less than five years, the average annualized compensation paid by Peoples would be calculated for the number of years employed by Peoples.

Under the agreements, severance provisions include: (i) a lump-sum cash payment of two times base annual compensation for Mr. Sloane, Mr. McGill, Mr. Kirtley and Ms. Schneeberger, and two and one-half times base annual compensation for Mr. Sulerzyski, in each case payable within 30 days following the named executive officer's termination date with such payment delayed until the first business day of the seventh month following the named executive officer's termination date if the named executive officer is a "specified employee" for purposes of Section 409A of the Internal Revenue Code; (ii) continuing participation in life, medical, and dental insurance for 12 months (15 months in the case of Mr. Sulerzyski) substantially in the same form and expense to the named executive officer as that received on the date of termination; (iii) the named executive officer agreeing not to disclose to others any confidential information; and (iv) the named executive officer entering into a non-compete agreement for 12 months (15 months for Mr. Sulerzyski) immediately following the date of termination. The non-compete provision prohibits the named executive officer from directly or indirectly engaging in any business in which Peoples directly or indirectly engages within Peoples' geographic market during the term of the named executive officer's agreement.

The following table summarizes payments which would have been made to the named executive officers if a termination event had occurred on December 31, 2014. Actual amounts to be paid out can only be determined at the time of a named executive officer's actual separation from service with Peoples.

Compensation & Benefits Payable Upon Termination	Voluntary Termination (1)	Normal Retirement or Disability	Involuntary Not for Cause Termination	For Cause Termination	CIC Involuntary or Good Reason Termination	Death
Charles W. Sulerzyski						
2.5 times Base Annual Compensation	—	—	—	—	$1,734,205	—
Welfare (2)	—	—	—	—	$15,789	—
Value of Unvested Restricted Stock	—	$422,866	—	—	$422,866	$422,866
Reduction in Payment (3)	—	—	—	—	$91,816	
Total	**$0**	**$422,866**	**$0**	**$0**	**$2,081,044**	**$422,866**
Edward G. Sloane						
2.0 times Base Annual Compensation	—	—	—	—	$450,586	—
Welfare (2)	—	—	—	—	$6,111	—
Value of Unvested Restricted Stock	—	$134,680	—	—	$134,680	$134,680
Total	**$0**	**$134,680**	**$0**	**$0**	**$591,378**	**$134,680**
Daniel K. McGill						
2.0 times Base Annual Compensation	—	—	—	—	$540,059	—
Welfare (2)	—	—	—	—	$12,468	—
Value of Unvested Restricted Stock	—	$264,330	—	—	$264,330	$264,330
Total	**$0**	**$264,330**	**$0**	**$0**	**$816,857**	**$264,330**
Timothy H. Kirtley						
2.0 times Base Annual Compensation	—	—	—	—	$513,337	—
Welfare (2)	—	—	—	—	$16,040	—
Value of Unvested Restricted Stock	—	$143,289	—	—	$143,289	$143,289
Total	**$0**	**$143,289**	**$0**	**$0**	**$672,667**	**$143,289**
Carol A. Schneeberger						
2.0 times Base Annual Compensation	—	—	—	—	$451,625	—
Welfare (2)	—	—	—	—	$7,281	—
Value of Unvested Restricted Stock	$69,129	$143,289	—	—	$143,289	$143,289
Total	**$69,129**	**$143,289**	**$0**	**$0**	**$602,195**	**$143,289**

(1) Ms. Schneeberger met the definition of early retirement according to the restricted common shares award granted in 2013, and would have received accelerated vesting for this award had she elected early retirement on December 31, 2014. The award granted in 2014 does not allow for early retirement, and so she would not have received accelerated vesting for that award if she had elected early retirement on December 31, 2014.

(2) Under the terms of the change in control agreements, the named executive officers continue to participate in life, medical, and dental insurance during the term of their respective non-compete agreements -15 months for Mr. Sulerzyski, and 12 months for the other officers.

(3) In the event any payments to the named executive officers would exceed the amount that could be received without the imposition of an excise tax under Section 4999 of the Internal Revenue Code, the payments would be reduced to the extent necessary to ensure that such payments would be limited to the greater of (i) the dollar amount which could be paid to the named executive officer without triggering an excise tax under Section 4999 of the Internal Revenue Code, or (ii) the greatest after-tax amount payable to the executive after taking into account any excise tax imposed under Section 4999 of the Internal Revenue Code on the total payments.

Mr. Sulerzyski would have been the only named executive officer as to whom payments would have triggered an excise tax under Section 4999 in the hypothetical situation described in the preceding paragraph. In this case, option (i) as described in the preceding paragraph would have resulted in the greatest after-tax amount and, as such, his payment would have been reduced in order to avoid triggering the excise tax. The amount shown is the amount by which his payment would have been reduced.

DIRECTOR COMPENSATION

Peoples uses a combination of cash and equity-based compensation to attract and retain qualified directors to serve on the Board. Director compensation elements are designed to:

- Ensure alignment with long-term shareholder interests;

- Ensure Peoples can attract and retain outstanding director candidates;

- Recognize the substantial time commitments necessary to oversee the affairs of Peoples; and

- Support the independence of thought and action expected of directors.

Compensation Paid to Board Members

2014 Fiscal Year

The Compensation Committee believes the combination of cash and equity-based compensation (in the form of common shares) in its director compensation model promotes independent decision-making on the part of directors as the common shares have immediate value, unlike stock options or similar forms of equity-based awards. In 2014, the directors, other than Mr. Sulerzyski, received a quarterly fee of $3,800 for their services, paid in the form of the number of common shares with an equivalent fair market value at the time of payment. In addition, directors, other than Mr. Sulerzyski, received compensation of $1,250 for each in-person Board meeting attended, paid $750 in cash and $500 in the form of the number of common shares with equivalent fair market value at the time of payment, with the common share payment being paid quarterly. The Compensation Committee believes these fees were appropriate to maintain the caliber of directors necessary to promote long-term shareholder value based upon periodic review of director compensation data from the Peer Group described in the "**EXECUTIVE COMPENSATION: COMPENSATION DISCUSSION AND ANALYSIS**". On June 26, 2014, the Compensation Committee approved an increase in the fees earned for telephonic board meetings, from $350 per meeting to $600 per meeting. This change became effective July 1, 2014, and is reflected in the **"DIRECTOR COMPENSATION FOR 2014"** table found on page 54.

Directors were also compensated for each committee meeting they attended: (i) the fee paid to members of the Governance and Nominating Committee was $300 for each committee meeting attended; and (ii) the fee paid to members of the Audit Committee, members of the Compensation Committee, and members of the Risk Committee was $600 for each committee meeting attended. In addition to the per meeting fees, the chair of the Audit Committee, the chair of the Compensation Committee, and the chair of the Risk Committee each received a quarterly cash fee of $1,250. The Chairman of the Board received a quarterly cash fee of $5,000. The Compensation Committee believes that these fees are appropriate and commensurate with the overall level of responsibility and accountability of each committee chair, as well as the Chairman of the Board. Likewise, the Compensation Committee believes the fees are necessary to attract and retain a Board chair and committee chairs with the talents and skills the Compensation Committee believes are necessary to promote shareholder value.

All directors of Peoples are also directors of Peoples Bank. Directors receive compensation for their service as Peoples Bank directors in addition to the compensation received for their service as directors of Peoples. Each director of Peoples received the following cash compensation for his or her service as a director of Peoples Bank: (i) a $500 fee paid for each regular meeting attended; (ii) a $300 fee paid to members of the Information Technology Committee and to members of the Asset Liability Management and Investment Committee for each committee meeting attended; (iii) a $600 fee paid to members of the Loan Committee for each committee meeting attended; and (iv) a $300 quarterly retainer paid to members of the Trust Committee.

Mr. Sulerzyski received no compensation as a director of Peoples or Peoples Bank during 2014.

Directors who travel a distance of 50 miles or more to attend a Board or Board committee meeting of Peoples or Peoples Bank receive a $150 travel fee. A single travel fee of $150 is paid for multiple meetings occurring on the same day. Directors who travel a distance of 500 miles or more (round trip) to attend a Board or committee meeting will be reimbursed for the actual cost of reasonable travel expenses including coach class airfare, car rental, and other usual and customary travel expense in lieu of the $150 fee. Directors who stay overnight to attend a meeting are reimbursed for the actual cost of their overnight accommodations. Peoples believes these fees and reimbursements are reasonable and partially offset travel expenses incurred by those directors living outside the Marietta, Ohio area, where Board and Board committee meetings are typically held.

Additionally, the Compensation Committee recommended in 2013, and the Board voted to reinstitute the grant of restricted common shares to non-employee directors, awarded at the Board's discretion on an annual basis. In 2009, the Board had discontinued the historic annual grant of restricted common shares due to Peoples' financial performance and the decline in Peoples' stock price. The Board believes the continuous and sustained return by Peoples to more historic levels of performance

warranted the reinstatement of the previous practice of considering annual grants of restricted common shares to the directors. Additionally, the Board recognizes the need for director compensation sufficient to attract and retain capable and engaged directors for Peoples. Each of the Peoples' directors, other than Mr. Sulerzyski, received a grant of 300 restricted common shares on May 1, 2014. The restricted common shares had a time-based vesting requirement and vested six months after the grant date, as each of the individuals continued to serve as a director of Peoples. The restricted common shares granted on May 1, 2014 are reported in the "Stock Awards" column of the **"DIRECTOR COMPENSATION FOR 2014"** table found on page 54. Any future grants of restricted common shares to non-employee directors will be at the discretion of the full Board.

2015 Fiscal Year

The Board has not made any changes to director compensation arrangements for the 2015 fiscal year. Any future annual grants of restricted common shares to non-employee directors recommended by the Compensation Committee will be reviewed by the full Board, and disclosed to shareholders in all appropriate public disclosures, including the Executive Compensation: Compensation Discussion and Analysis section of the proxy statement for the 2016 Annual Meeting of Shareholders, if applicable.

Other Information Regarding Equity-Based Compensation

The full Board approves all equity-based awards made to non-employee directors of Peoples; while the Compensation Committee approves all equity-based awards made to non-employee directors of Peoples' subsidiaries other than Peoples Bank. The grant date for equity-based awards made to non-employee directors of Peoples is the date of the approval by the Board, the date of election or appointment, or the second business day following the date on which any material information has been publicly disclosed, whichever is the latest. The price by which the value of equity-based awards is measured is the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the grant date.

The following summarizes what the impact of various termination of service events would have been on the restricted common shares granted to the non-employee directors in the 2014 fiscal year, if any such event had occurred prior to the vesting date:

- <u>Termination of service as a director of Peoples due to death, disability, or retirement</u>: The restrictions on the restricted common shares would have lapsed, and the restricted common shares would have become fully vested on the termination date.

- <u>Termination of service as a director of Peoples for cause or any reason other than retirement, death or disability</u>: Any non-vested restricted common shares would have been forfeited on the termination date.

Deferred Compensation Plan for Directors

Since 1991, Peoples has maintained the Directors' Deferred Compensation Plan. Voluntary participation in the Directors' Deferred Compensation Plan allows a non-employee director of Peoples, or any of our subsidiaries, to defer all or part of the compensation (including compensation in the form of common shares), and the federal income tax thereon, received for services provided as a director of Peoples or one of its subsidiaries. Since 1998, directors participating in the Directors' Deferred Compensation Plan have been permitted to allocate their deferrals within their respective bookkeeping accounts under the Directors' Deferred Compensation Plan between a cash account and a stock account. Deferrals with respect to compensation in the form of common shares are automatically deferred to the stock account. The cash account earns interest equal to Peoples Bank's three-year certificate of deposit interest rate. The stock account receives allocations to a bookkeeping account of Peoples' common shares on the first business day of each calendar quarter based upon the cash portion of amounts deferred during the previous calendar quarter and the fair market value of Peoples' common shares and is credited with subsequent cash dividends on the common shares previously allocated to the stock account (which will be similarly credited in the bookkeeping account as Peoples' common shares). If a participant fails to make an election, 100% of the participant's deferrals will be allocated to the cash account. The only right a participant in the Directors' Deferred Compensation Plan has with respect to his or her cash and/or stock account is to receive distributions upon termination of service as a director. Distribution of the deferred amounts is made in a lump sum or substantially equal annual installments over a period of up to five years, at the election of the director beginning (i) on the first business day of the calendar month following the date of the director's termination of service due to resignation, retirement, death or otherwise for the portion of the account, if any, that was earned and vested before January 1, 2005, and any additions attributable to such portion of the account; and (ii) on the first business day of the calendar month following the earlier of the director's death or separation from service as a director for the remaining portion of the account in the first year in which the person is no longer a director. For a director who is also a "specified employee" for purpose of Section 409A of the Internal Revenue Code on the date of the director's separation from service, the distribution of the portion of the account that was earned and vested on or after January 1, 2005, will be delayed until the first business day of the seventh month following the date of separation of service. The stock account is distributed only in common shares of Peoples, and the cash account is distributed only in cash.

All Other Compensation

The non-employee directors are eligible, at their own cost, to participate in the medical and dental insurance plans maintained by Peoples for employees. In addition, the non-employee directors automatically receive a group term life insurance benefit, the premiums for which are paid by Peoples. This benefit is also provided for directors after their retirement from Peoples. The maximum benefit under the group term life insurance is $50,000 for directors age 65 or younger. The maximum benefit decreases by a percentage for each year beyond age 65 until it reaches a maximum payout of $5,000 at age 90.

Stock Ownership Guidelines

Peoples' Corporate Governance Guidelines require that directors establish a financial stake in Peoples by developing a meaningful ownership position in Peoples over time as is appropriate given the director's personal financial circumstances; provided, however, that within five years after the date of his or her election to the Board, or by December 31, 2015, whichever is later, each director must own at least 5,000 common shares of Peoples or common shares having a market value of $100,000, whichever is less. In addition, directors are prohibited from holding Peoples' securities in a margin account or otherwise pledging Peoples' securities as collateral for a loan or other financial obligations, with the exception of pledges of Peoples' securities that occurred prior to February 28, 2013. Directors are also prohibited from engaging in hedging or monetization transactions involving Peoples' securities through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

DIRECTOR COMPENSATION FOR 2014

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name (1)	Fees Earned or Paid in Cash ($)(4)	Stock Awards ($)(5)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)(8)	Total ($)
Tara M. Abraham	$21,100	$28,826	—	—	$959	$54	$50,939
Carl L. Baker, Jr.	$31,300	$28,826	—	—	$198	$54	$60,378
George W. Broughton	$38,100	$28,826	—	—	$978	$54	$67,958
David F. Dierker (2)	$13,000	$9,600	—	—	$72	$18	$22,690
Richard Ferguson	$42,100	$28,826	—	—	$5,399	$42	$76,367
James S. Huggins	$27,100	$28,826	—	—	—	$54	$55,980
Dr. Brenda F. Jones	$24,550	$28,326	—	—	$11,625	$54	$64,555
David L. Mead	$34,600	$28,826	—	—	$6,130	$54	$69,610
Susan D. Rector	$24,900	$28,826	—	—	—	$54	$53,780
Theodore P. Sauber (3)	$10,200	$7,067	—	—	—	$4	$17,271
Thomas J. Wolf	$29,400	$28,826	—	—	—	$40	$58,266

(1) Charles W. Sulerzyski, who serves as President and Chief Executive Officer of Peoples and Peoples Bank, is not included in this table. Mr. Sulerzyski receives no compensation in his capacity as a director of Peoples and Peoples Bank. The compensation received by Mr. Sulerzyski as an executive officer of Peoples and Peoples Bank is shown in the table under the section captioned **"SUMMARY COMPENSATION TABLE FOR 2014"** beginning on page 40.

(2) David F. Dierker became a director of Peoples and Peoples Bank on June 26, 2014.

(3) Theodore P. Sauber retired as a director of Peoples and Peoples Bank on April 24, 2014.

(4) Amounts reported represent the aggregate cash quarterly and meeting fees (including travel fees paid or payable to each director). Included in these amounts are voluntary elective deferrals of fees made pursuant to the Directors' Deferred Compensation Plan. Deferrals of these fees for 2014 were: $20,350 for Ms. Abraham; $13,000 for Mr. Dierker; $24,400 for Dr. Jones; and $17,225 for Mr. Mead. All other amounts representing the cash portion paid for quarterly fees, meeting fees, and travel fees for 2014 are included in this table. Pursuant to the 2014 compensation structure for directors, the portion of quarterly fees and meeting fees paid in stock awards is detailed in column (c). All directors identified in this table are non-employee directors of both Peoples and Peoples Bank, and were compensated through retainer fees, Board meeting attendance fees and Board committee meeting attendance fees, as appropriate, for their service to both boards.

(5) Amounts reported represent the equivalent fair market value of common shares at the time of payment, with the common share payments being paid quarterly, to the directors as the equity portion of the quarterly and meeting fees for services rendered as a director of Peoples, computed in accordance with FASB ASC Topic 718. This column also includes the grant date fair value related to the issuance of 300 restricted common shares to each of the non-employee directors listed in the table above, other than Mr. Dierker and Mr. Sauber. The grant date fair value related to each issuance of common shares represented the closing price of Peoples' common shares on The NASDAQ Global Select Market® on the date of issuance times the number of common shares issued. The restricted common shares had a time-based vesting requirement and vested six months after the grant date, as each individual continued to serve as a director of Peoples for that period of time. As a result, there were no unvested stock awards outstanding at December 31, 2014.

(6) The aggregate number of common shares underlying unexercised non-qualified stock options outstanding at December 31, 2014 were: (i) Tara M. Abraham - none; (ii) Carl L. Baker, Jr. - 2,355; (iii) George W. Broughton - 2,355; (iv) David F. Dierker - none; (v) Richard Ferguson - 2,355; (vi) James Huggins - none; (vii) Dr. Brenda F. Jones - 1,178; (viii) David L. Mead - 600; (ix) Susan D. Rector - none; (x) Theodore P. Sauber - 1,200; and (xi) Thomas J. Wolf - 2,355. All of these outstanding non-qualified stock options had vested prior to January 1, 2008.

(7) Amounts reported represent 2014 earnings on each participating director's bookkeeping account under the Directors' Deferred Compensation Plan.

(8) Amounts reported represent the amount of Peoples' 2014 annual premium payment for group term life insurance covering each of the directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Each of Carl L. Baker, Jr., George W. Broughton, David L. Mead, and Susan D. Rector served as a member of the Compensation Committee of the Board throughout the 2014 fiscal year and continues to so serve. David F. Dierker became a member of the Compensation Committee of the Board on June 26, 2014. None of these individuals has been an officer or employee of Peoples or any of our subsidiaries, with the exception of Mr. Mead, who served as interim President and Chief Executive Officer of Peoples and Peoples Bank from August 2, 2010 to April 4, 2011, and from August 6, 2010 to April 4, 2011, respectively. Mr. Mead, as well as each of the other members of the Compensation Committee, qualified as an independent director under the applicable NASDAQ rules while each individual served on the Compensation Committee during the 2014 fiscal year and continues to so qualify. During the 2014 fiscal year, Peoples Bank entered into lending relationships with certain members of the Compensation Committee, with members of their respective families and with corporations and organizations as to which they serve as executive officers or beneficially own more than 10% of the equity securities. All such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates charged and collateral required, as those prevailing at the time for comparable loans with persons not related to Peoples or Peoples Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features to Peoples or Peoples Bank. During the 2014 fiscal year, no executive officer of Peoples served on the board or compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on the Board of Peoples or the Compensation Committee.

AUDIT COMMITTEE REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Management has represented to the Audit Committee that Peoples' audited consolidated financial statements as of and for the fiscal year ended December 31, 2014, were prepared in accordance with GAAP in the United States and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management.

In addition, the Audit Committee has discussed and reviewed with EY, Peoples' independent registered public accounting firm, all communications and other matters required to be discussed by auditing standards generally accepted in the United States, including those described in Public Company Accounting Oversight Board (United States) (the "PCAOB") Auditing Standard No. 16 and by SEC rules, as well as significant current accounting developments and issues. The Audit Committee has also reviewed and discussed the audited consolidated financial statements as of and for the fiscal year ended December 31, 2014 with EY.

The Audit Committee has received from EY the written disclosures and the letter required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and has discussed with EY the independence of EY. The Audit Committee has discussed with EY any relationships with or services to Peoples or our subsidiaries that may impact EY's independence and objectivity, including the non-audit services rendered by EY, and the Audit Committee has satisfied itself as to EY's independence.

Based on the Audit Committee's reviews and discussions with management and EY, and the Audit Committee's review of the report of EY to the Audit Committee, the Audit Committee recommended to the Board that Peoples' audited consolidated financial statements be included in Peoples' Annual Report on Form 10‑K for the fiscal year ended December 31, 2014 for filing with the SEC.

Submitted by the Audit Committee of the Board:
Thomas J. Wolf (Chair), Tara M. Abraham, Carl L. Baker, Jr., David F. Dierker, Richard Ferguson and Dr. Brenda F. Jones.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 26, 2015, the Audit Committee appointed EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015. EY has served as Peoples' independent auditors/independent registered public accounting firm since 1995.

Fees

Fees for services rendered by EY for each of the 2014 and the 2013 fiscal years were:

	2014	2013
Audit Fees (1)	$ 844,760	$ 672,550
Tax Fees (2)	43,080	52,675
Total	**$ 887,840**	**$ 725,225**

(1)   Audit Fees pertain to professional services rendered in connection with the audit of Peoples' annual consolidated financial statements and review of the consolidated financial statements included in Peoples' Quarterly Reports on Form 10-Q, as well as internal control testing for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)   Tax Fees pertain to services rendered for tax planning and advice, tax compliance, and assistance with tax audits and appeals.

EY did not render any other services to Peoples or any of our subsidiaries during the 2014 or the 2013 fiscal years. All of the services described under "Audit Fees" and "Tax Fees" above were pre-approved by the Audit Committee.

Pre-Approval Policy

The Audit Committee has adopted, and the Board has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"), which sets forth the procedures and conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved. Proposed services may either be pre-approved without consideration of specific case-by-case services by the Audit Committee ("general pre-approval"), or be subject to the requirement that the specific pre-approval of the Audit Committee be obtained ("specific pre-approval"). Appendices to the Pre-Approval Policy describe the Audit, Audit-Related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee states otherwise. The Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. The Audit Committee will add to or subtract from the list of general pre-approved services from time to time, based on subsequent reviews and determinations.

The Pre-Approval Policy does not delegate to management the Audit Committee's responsibilities to pre-approve services performed by the independent registered public accounting firm. The Audit Committee, however, may delegate pre-approval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated both types of pre-approval authority to the Chair of the Audit Committee.

All requests or applications for services to be provided by the independent registered public accounting firm are to be submitted to the Chief Financial Officer of Peoples, and must include a detailed description of the services to be rendered. The Chief Financial Officer and the independent registered public accounting firm must determine jointly whether, in their view, the request or application is consistent with the SEC's and the PCAOB's rules on auditor independence and is an appropriate service. If so, the Chief Financial Officer will request specific pre-approval from the Audit Committee (or its designee) as appropriate. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The Audit Committee has designated the Director of Risk Management of Peoples to monitor the performance of all services provided by the independent registered public accounting firm and to determine whether such services are in compliance with the Pre-Approval Policy. The Director of Risk Management reports to the Audit Committee on a periodic basis as to the results of such monitoring. Both the Director of Risk Management and the management of Peoples are to immediately report to the Chair of the Audit Committee any breach of the Pre-Approval Policy that comes to the attention of the Director of Risk Management or any member of management.

PROPOSAL NUMBER 3:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed EY to serve as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015, and recommends that Peoples' shareholders vote for the ratification of that appointment. EY audited Peoples' consolidated financial statements as of and for the fiscal year ended December 31, 2014, and the effectiveness of Peoples' internal control over financial reporting as of December 31, 2014. Representatives of EY are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The appointment of Peoples' independent registered public accounting firm is made annually by the Audit Committee. Peoples has determined to submit the appointment of the independent registered public accounting firm to the shareholders for ratification because of such firm's role in reviewing the quality and integrity of Peoples' consolidated financial statements and internal control over financial reporting. Before appointing EY, the Audit Committee carefully considered that firm's qualifications as Peoples' independent registered public accounting firm and the audit scope.

Recommendation and Vote

THE AUDIT COMMITTEE AND THE BOARD UNANIMOUSLY RECOMMEND THAT PEOPLES' SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF EY.

The affirmative vote of a majority of the common shares represented at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal, is required to ratify the appointment of EY as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015. The effect of an abstention is the same as a vote "**AGAINST**." Even if the appointment of EY is ratified by the shareholders, the Audit Committee, in its discretion, could decide to terminate the engagement of EY and to engage another firm if the Audit Committee determines such action is necessary or desirable. If the appointment of EY is not ratified, the Audit Committee will reconsider (but may decide to maintain) the appointment.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials to households. This method of delivery, often referred to as "householding," would permit Peoples to send a single annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any household at which two or more different shareholders reside if Peoples reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process, and may at any time request that Peoples promptly deliver to such shareholder(s) a separate copy of the proxy materials subject to householding. Each shareholder would continue to receive a separate notice of meeting of shareholders and proxy card or form of voting instructions. The householding procedure is intended to reduce the volume of duplicate information shareholders receive and reduce Peoples' expenses. Peoples does not currently practice householding, but may institute householding in the future and will notify registered shareholders affected by householding at that time. Registered shareholders sharing an address may request delivery of a single copy of annual reports to shareholders, proxy statements and Notices of Internet Availability of Proxy Materials by contacting the Corporate Secretary of Peoples at Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention: Corporate Secretary.

Many brokers, financial institutions and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of Peoples, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or Peoples' 2014 Annual Report, or if you wish to revoke your decision to household and thereby receive multiple copies of Peoples' proxy materials. You should also contact the holder of record if you wish to institute householding.

OTHER MATTERS

As of the date of this proxy statement, the Board knows of no matter that will be presented for action by the shareholders at the Annual Meeting other than those matters discussed in this proxy statement. However, if any other matter requiring a vote of the shareholders is properly presented at the Annual Meeting, the individuals acting under the proxies solicited by the Board will vote and act according to their best judgment in light of the conditions then prevailing, to the extent permitted under applicable law.

It is important that your common shares be represented. Whether or not you plan to attend the Annual Meeting in person, please complete, sign and return the accompanying proxy card in the enclosed envelope furnished herewith, or transmit your voting instructions electronically via the Internet or by telephone by following the instructions on the proxy card.

By Order of the Board,

Charles W. Sulerzyski
President and Chief Executive Officer



Company #

Address Change? Mark box, sign and indicate changes below: ☐

TO VOTE BY THE INTERNET OR
BY TELEPHONE, SEE REVERSE
SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote "FOR" All Director Nominees Listed In Item No. 1, and "FOR" the Proposals in Item No. 2 and Item No. 3.

1. Election of directors for a three-year term expiring in 2018

01 Carl L. Baker, Jr. 03 Richard Ferguson
02 George W. Broughton 04 Charles W. Sulerzyski

☐ Vote FOR all nominees (except as marked)

☐ Vote WITHHELD from all nominees

⇩ *Please fold here - Do not separate* ⇩

(Instruction: To withhold authority to vote for any individual nominee(s), mark "Vote FOR all nominees (except as marked)" and write the number(s) of the nominee(s) in the box provided to the right.)

2. Advisory resolution to approve the compensation of Peoples' named executive officers as disclosed in the Proxy Statement for the 2015 Annual Meeting of Shareholders.

☐ For ☐ Against ☐ Abstain

3. Ratification of the appointment of Ernst & Young LLP as Peoples' independent registered public accounting firm for the fiscal year ending December 31, 2015.

☐ For ☐ Against ☐ Abstain

THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED (EXCEPT IN THE CASE OF COMMON SHARES HELD UNDER PEOPLES' RETIREMENT SAVINGS PLAN AND BROKER NON-VOTES, WHERE APPLICABLE) FOR THE ELECTION OF ALL DIRECTOR NOMINEES LISTED IN ITEM NO. 1, FOR THE PROPOSAL IN ITEM NO. 2, AND FOR THE PROPOSAL IN ITEM NO. 3. IF ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING OF SHAREHOLDERS OR IF A NOMINEE FOR ELECTION AS A DIRECTOR NAMED IN THE PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS IS UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE, THE COMMON SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE DISCRETION OF THE INDIVIDUALS DESIGNATED TO VOTE THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON SUCH MATTERS OR FOR SUCH SUBSTITUTE NOMINEE(S) AS THE DIRECTORS OF PEOPLES MAY RECOMMEND.

Date _____

Signature(s) in box

Please sign exactly as your name(s) appears on proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

PEOPLES BANCORP INC.

ANNUAL MEETING OF SHAREHOLDERS

Thursday, April 23, 2015
10:00 a.m., Eastern Daylight Saving Time

Lafayette Hotel
101 Front Street
Marietta, OH 45750



Peoples Bancorp Inc.
P.O. Box 738
Marietta, OH 45740

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting of Shareholders to be held on April 23, 2015.

The common shares of Peoples Bancorp Inc. ("Peoples") as to which you have voting authority, including those held on your behalf in a trust account, under Peoples' Dividend Reinvestment and Stock Purchase Plan, or under Peoples' Retirement Savings Plan, will be voted as you specify on the reverse side of this proxy card.

If no choice is specified, the common shares of Peoples represented by this proxy card will be voted, except in the case of common shares held under Peoples' Retirement Savings Plan and broker non-votes, where applicable, "FOR" the election of all director nominees listed in Item No. 1, "FOR" the proposal in Item No. 2, and "FOR" the proposal in Item No. 3.

Notice to Participants in Peoples' Retirement Savings Plan: If you participate in Peoples' Retirement Savings Plan, by completing and signing this proxy card or providing voting instructions by the Internet, or by telephone, you will be deemed to have instructed the trustee of the Retirement Savings Plan how to vote common shares that have been allocated to your account. If you do not provide voting instructions by 11:59 p.m., Central Daylight Saving Time, on April 20, 2015, the trustee will not vote the common shares allocated to your account.

By signing this proxy card, you revoke all prior proxies to vote the common shares of Peoples you are entitled to vote at the Annual Meeting of Shareholders and appoint Richard Ferguson and Charles W. Sulerzyski, and each of them, with full power of substitution, as your proxies to attend the Annual Meeting of Shareholders and vote your common shares of Peoples on the matters shown on the reverse side and in their discretion, to the extent permitted by applicable law, on any other matters (none known at the time of solicitation of this proxy) which may properly come before the Annual Meeting of Shareholders.

Peoples Bancorp® is a federally registered service mark of Peoples Bancorp Inc.
The **three arched ribbons** logo is a federally registered service mark of Peoples Bank, National Association.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your telephone or Internet voting instructions authorize the named proxies to vote your common shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET	TELEPHONE	MAIL
www.proxypush.com/pebo	**1-866-883-3382**	
Use the Internet to provide voting instructions until 11:59 p.m. (CDST) on April 22, 2015, or 11:59 p.m. (CDST) on April 20, 2015 in the case of common shares held under Peoples' Retirement Savings Plan.	Use a touch-tone telephone to provide voting instructions until 11:59 p.m. (CDST) on April 22, 2015, or 11:59 p.m. (CDST) on April 20, 2015 in the case of common shares held under Peoples' Retirement Savings Plan.	Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by the Internet or by Telephone, you do NOT need to mail back your Proxy Card.